Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

DPL INC.,

THE AES CORPORATION

and

DOLPHIN SUB, INC.

Dated as of April 19, 2011

i

Index of Defined Terms

Page
Action	55
Adjusted Option	8
affiliates	70
Agreement	1
business day	70
Captive Insurer	17
Captive Insurer Financial Statements	17
Captive Insurer Policy	29
Certificate	5
Certificate of Merger	2
Closing	2
Closing Date	2
Code	5
Compact	50
Company	1
Company Acquisition Proposal	47
Company Acquisition Transaction	47
Company Approvals	15
Company Benefit Plans	23
Company Change of Recommendation	47
Company Common Stock	3
Company Disclosure Schedule	10
Company Employees	24
Company Equity Awards	14
Company Joint Venture	11
Company Leased Real Property	28
Company Material Adverse Effect	11
Company Material Contract	30
Company Organizational Documents	10
Company Owned Real Property	27
Company Permits	20
Company Permitted Lien	16
Company Preferred Stock	12
Company Real Property Leases	28
Company Recommendation	14
Company RSUs	9
Company SEC Documents	16
Company Shareholder Approval	31
Company Shareholders’ Meeting	49
Company Stock Option	7
Company Stock Plans	7
Company Superior Offer	48

Company Termination Fee	64
Company Trading Policies	31
Confidentiality Agreement	45
Continuation Period	49
Contract	31
Contrary Action	53
control	70
Discontinued Business	19
Dissenters Determination Date	7
Dissenting Shareholder	7
Dissenting Shares	7
DOJ	52
DP&L	16
Effective Time	2
Eligible Company Employee	51
End Date	62
Environment	26
Environmental Law	27
ERISA	23
Exchange Act	15
Exchange Fund	4
Exchange Ratio	8
Excluded Party	64
Facilities	28
FCC	15
FERC	15
FERC Approval	15
Final Order	61
Final Order Waiting Period	61
FPA	15
FTC	52
GAAP	17
Governmental Entity	15
Hazardous Materials	27
HSR Act	15
Indemnified Party	55
Initial Date	2
Initial Period	64
Inquiry	46
Intellectual Property Rights	30
knowledge	70
Law	19
Laws	19
Lien	15
Merger	1
Merger Consideration	3

v

Merger Sub	1
Net Company Position	31
New Plans	50
Non-Service-Based RSUs	9
NYSE	8
OGCL	1
Old Plans	50
Parent	1
Parent Approvals	34
Parent Common Stock	8
Parent Disclosure Schedule	33
Parent Material Adverse Effect	33
Paying Agent	4
Permitted Encumbrances	27
person	70
Proxy Statement	18
PUCO	15
Regulatory Law	53
Representatives	44
Represented Employee	50
Requisite Regulatory Approvals	60
Restraints	60
Restricted Shares	8
Rights	3
Sarbanes-Oxley Act	16
SEC	16
Service-Based RSUs	8
Share	3
Shareholders Rights Plan	32
Shares	3
Solvent	36
Subsidiaries	69
Subsidiaries’ Equity Interests	12
Surviving Corporation	2
Takeover Laws	32
Tax Return	22
Taxes	22
Transactions	1
Transition Committee	56
UBS	32
Union	24
Vermont Department	17
WARN Act	24
Warrant Agreement	13
Warrants	13

AGREEMENT AND PLAN OF MERGER, dated as of April 19, 2011 (the “Agreement”), by and among DPL Inc., an Ohio corporation (the “Company”), The AES Corporation, a Delaware corporation (“Parent”), and Dolphin Sub, Inc., an Ohio corporation and a wholly-owned direct or indirect subsidiary of the Parent (“Merger Sub”).

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger as a direct or indirect wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, the Board of Directors of the Company has (i) determined that it is advisable and in the best interests of the Company and its shareholders, and declared it advisable to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger (the “Transactions”), (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions and (iii) resolved to recommend adoption of this Agreement and approval of the Transactions, including the Merger by the shareholders of the Company;

WHEREAS, the Board of Directors of Parent has (i) determined that it is in the best interests of Parent and its shareholders, and declared it advisable, to enter into this Agreement and consummate the Transactions and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions;

WHEREAS, Parent or its relevant Subsidiary, as the sole shareholder of Merger Sub, has approved this Agreement and the Transactions, including the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with the Transactions, including the Merger, and also to prescribe certain conditions to the Transactions, including the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

THE MERGER

Section 1.1                                      The Merger.  At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Ohio General Corporation Law (the “OGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under the OGCL as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct or indirect wholly-owned subsidiary of Parent.

Section 1.2                                      Closing.  The closing of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Washington, D.C., at 10:00 a.m. local time, on the third (3rd) business day immediately following the date on which the last of the conditions set forth in Article VI hereof is satisfied or waived (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable Law) of such conditions) (such third business day immediately following the date on which the last of the conditions set forth in Article VI hereof is satisfied or waived, the “Initial Date”).  At the election of Parent, the “Closing Date” may be at any time during the period beginning on the Initial Date through the date which is seventeen (17) business days after the Initial Date, or such other place, date and time as the Company and Parent may agree in writing.

Section 1.3                                      Effective Time.  Subject to the provisions of this Agreement, on the Closing Date, the parties shall file a certificate of merger or other appropriate document providing for the Merger (the “Certificate of Merger”) in a form mutually agreed upon by Parent and the Company (acting reasonably), executed in accordance with, and containing such information as is required by, the relevant provisions of the OGCL, with the Secretary of State of the State of Ohio and shall make all other filings or recordings required under the OGCL.  The Merger shall become effective upon the filing of the Certificate of Merger in accordance with the OGCL, or at such later time as is agreed by the parties hereto and specified in the Certificate of Merger in accordance with the relevant provisions of the OGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4                                      Effects of the Merger.  The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the OGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers, immunities and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation, all as provided under the OGCL and the other applicable Laws.

Section 1.5                                      Articles and Regulations of the Surviving Corporation.  At the Effective Time, the articles of incorporation and code of regulations of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the articles of incorporation and code of regulations of Merger Sub, and as so amended shall be the articles of incorporation and code of regulations of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.9.  For the avoidance of doubt, the name of the Surviving Corporation shall be the name of the Company.

Section 1.6                                      Directors.  Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation.

Section 1.7                                      Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation.

Section 1.8                                      Subsequent Actions.  If at any time after the Effective Time the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

TREATMENT OF SHARES

Section 2.1                                      Effect on Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a)                                  Conversion of Company Common Stock.  Subject to Sections 2.1(b), Section 2.3 and Section 2.4, each issued and outstanding share of common stock, par value $.01 per share, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock,” and each, a “Share”), together with the associated preferred share purchase rights (the “Rights”) under the Shareholders Rights Plan shall thereupon be canceled and, subject to the provisions of Section 2.1(b), shall be converted automatically into and shall thereafter represent the right to receive cash in the amount of thirty dollars ($30.00) per share (the “Merger Consideration”), payable without interest, to the holder of such share of Company Common Stock.  As of the Effective Time, all such shares of Company Common Stock and Rights shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, which immediately prior to the Effective Time represented any such shares of Company Common Stock, shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, to be paid in consideration therefor upon surrender, in accordance with Section 2.2(b), of the certificate formerly evidencing such share.  Throughout this Agreement, the term “Shares” refers to the Shares together with the associated Rights.

(b)                                 Cancellation of Shares.  Each Share that is owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time or held by the Company or any

Subsidiary of the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(c)           Conversion of Merger Sub Common Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of stock of the Surviving Corporation.  No capital stock of the Merger Sub will be issued or used in the Merger.

Section 2.2             Exchange of Shares.

(a)           Paying Agent.  Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock, the Restricted Shares and Company RSUs, for the payment of the Merger Consideration in each case in accordance with this Article II.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent for the benefit of the holders of all of the foregoing shares an amount in cash sufficient to pay the aggregate amount of Merger Consideration deliverable pursuant to Section 2.1(a) and Section 2.4, other than in respect of Dissenting Shares or shares canceled pursuant to Section 2.1(b) (such cash amount being hereinafter referred to as the “Exchange Fund”).  Notwithstanding anything to the contrary contained hereto, the Paying Agent shall not disburse any part of the Exchange Fund prior to the Dissenters Determination Date. Pending its disbursement in satisfaction of such obligations, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion.  Upon the date that is one (1) business day after the Dissenters Determination Date, the Paying Agent shall disburse to Parent that portion of the Exchange Fund (if any) attributable to Dissenting Shares. If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, payment of fair cash value pursuant to Section 1701.85 of the OGCL with respect to any Dissenting Shares, (i) such Company Common Stock shall cease to be Dissenting Shares and (ii) Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which the Dissenting Shareholder has withdrawn its demand for, or lost its rights to, payment of fair cash value pursuant to Section 1701.85 of the OGCL and (y) the Merger Consideration. Parent shall or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 2.1(a) and Section 2.4.  Nothing contained in this Section 2.2(a) and no investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Common Stock, the Restricted Shares and Company RSUs, to receive the Merger Consideration.

(b)           Payment Procedures.  As soon as practicable after the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Common Stock, (i) a certificate or certificates (each, a “Certificate”), which as of the Effective Time represented outstanding shares of Company Common Stock, the Restricted Shares or the Company RSUs, that were canceled or converted and became instead the right to receive the Merger Consideration pursuant to Section 2.1(a) or Section 2.4, (ii) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (iii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for payment of the Merger Consideration. Upon surrender of a Certificate (or affidavits of loss in lieu thereof) for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall, subject to Section 2.3, be entitled to receive in exchange therefor the Merger Consideration, without interest, for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

(c)           Withholdings.  Each of Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold, from any consideration payable or otherwise deliverable under this Agreement, such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of state, local or foreign Law with respect to the making of such payment.  To the extent that amounts are so withheld or deducted, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the person(s) to whom such amounts would otherwise have been paid.

(d)           No Further Ownership Rights in Company Common Stock; Closing of Transfer Books.  Subject to Section 2.3, from and after the Effective Time, the holders of shares of Company Common Stock, the Company Stock Options, the Restricted Shares and Company RSUs outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, Company Stock Options, Restricted Shares or Company RSUs, except as otherwise provided herein and by applicable Law.  The Merger Consideration paid in respect of shares of Company Common Stock, the Company Stock Options, the Restricted Shares and Company RSUs upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, the Company Stock Options, the Restricted Shares and Company RSUs previously represented by such Certificates. From and after the Effective Time, the stock transfer books of the Company shall be closed with respect to the Shares, the Company Stock Options, the Restricted Shares and Company RSUs that were outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.  Subject to the penultimate sentence of Section 2.2(d), if, after the Effective Time, Shares, Company Stock Options, Restricted Shares or Company RSUs are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e)           Termination of Exchange Fund.  At any time commencing nine (9) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(f)            No Liability.  Notwithstanding anything in this Agreement to the contrary, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)           Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by such person of a bond in such reasonable amount as Parent or the Surviving Corporation may require as indemnity against any claim that may be made against it with respect to such certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the Shares formerly represented thereby, deliverable in respect thereof pursuant to this Agreement.

(h)           Uncertificated Shares.  In the case of outstanding Shares that are not represented by Certificates, the parties shall make such adjustments to this Section 2.2 as are necessary or appropriate to implement the same purpose and effect that this Section 2.2 has with respect to Shares that are represented by Certificates.

Section 2.3             Dissenters Rights.  Notwithstanding anything in this Agreement to the contrary, to the extent required by the OGCL, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by any shareholder who was a record holder of Company Common Stock as to which such shareholder seeks relief as of the date fixed for determination of shareholders entitled to notice of the Company Shareholders’ Meeting, and who files with the Company within ten (10) days after such vote at the Company Shareholders’ Meeting (the “Dissenters Determination Date”) a written demand to be paid the fair cash value for such shares of Company Common Stock that have not been voted in favor of the proposal to adopt this Agreement at the Company Shareholders’ Meeting in accordance with Sections 1701.84 and 1701.85 of the OGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1(a), unless and until such shareholder fails to perfect or otherwise waives, withdraws or loses such shareholder’s rights as a dissenting shareholder, if any, under the OGCL. If any such shareholder (a “Dissenting Shareholder”) fails to perfect or otherwise waives, withdraws or loses any such rights as a Dissenting Shareholder, that shareholder’s Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into only the right to receive at the Effective Time the Merger Consideration, without interest. Subject to the preceding sentence, from and after the Effective Time, each shareholder who has asserted rights as a Dissenting Shareholder as provided in Sections 1701.84 and 1701.85 of the OGCL shall be entitled only to such rights as are granted under those Sections of the OGCL. The Company shall promptly notify Parent of each shareholder who asserts rights as a Dissenting Shareholder following receipt of such shareholder’s written demand delivered as provided in Section 1701.85(A)(2) of the OGCL.  Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment or commit or agree to make any payment, or settle or commit or offer to settle, any rights of a Dissenting Shareholder asserted under Section 1701.85 of the OGCL.

Section 2.4             Stock Options and Other Stock-Based Awards.

(a)           Each option to purchase shares of Company Common Stock (each, a “Company Stock Option”) granted under the employee and director stock plans of the Company (the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, become fully vested and exercisable.  With respect to such Company Stock Options:

(i)            each Company Stock Option for which, as of the Effective Time, the Merger Consideration exceeds the exercise price per Share shall be canceled at the Effective Time and, in exchange therefor, each former holder of such Company Stock Option shall be entitled to receive, as soon as practicable, but in no event later than three (3) business days following the Effective Time, an amount in cash (without interest, and less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law with respect to the making of such payment) equal to the product of (1) the excess, if any, of the Merger Consideration over the exercise price per Share under such Company Stock Option and (2) the number of shares of Company Common Stock subject to such Company Stock Option; and

(ii)           each Company Stock Option that is outstanding immediately prior to the Effective Time for which, as of the Effective Time, the Merger Consideration does not exceed the exercise price per Share shall be amended and converted into an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option (giving effect to any terms and conditions resulting from the Transactions), the number of shares of common stock of Parent, par value $.01 per share (“Parent Common Stock”), rounded down to the nearest whole share, equal to the product of the number of shares of Company Common Stock subject to such Company Stock Option and the Exchange Ratio (as defined below), at an exercise price per share of Parent Common Stock, rounded up to the nearest whole cent, equal to the quotient obtained by dividing the aggregate exercise price for the shares of Company Common Stock subject to such Company Stock Option by the Exchange Ratio (each, as so adjusted, an “Adjusted Option”). The adjustments provided in this Section 2.4(a)(ii) with respect to any Company Stock Option to which Section 409A or 421 (a) of the Code applies shall be and are intended to be effected in a manner which is consistent with Section 409A and 424(a) of the Code, respectively.  As soon as practicable following the Effective Time, Parent shall deliver to the holders of Adjusted Options appropriate notices setting forth such holders’ rights pursuant to the respective Company Stock Plans and the agreements evidencing the grants of such Adjusted Options, which shall provide, among other things, that such Adjusted Options and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.4(a)(ii) after giving effect to the Merger and giving effect to any terms and conditions resulting from the Transactions).  For purposes of this Section 2.4(a)(ii), “Exchange Ratio” shall mean the Merger Consideration divided by the volume weighted average per-share trading price of Parent Common Stock on the New York Stock Exchange (the “NYSE”) on the five (5) trading days immediately preceding the Closing Date.

(b)           At the Effective Time, each share of restricted Company Common Stock granted under a Company Stock Plan (including all restricted common shares granted under the Career Progression Program) that is outstanding immediately prior to the Effective Time (the “Restricted Shares”) shall, automatically and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law with respect to the making of such payment.

(c)           At the Effective Time, each restricted stock unit award in respect of Company Common Stock granted under a Company Stock Plan whose vesting is based solely on the satisfaction of service-based conditions and that is outstanding immediately prior to the Effective Time (collectively, the “Service-Based RSUs”) shall, automatically and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration for each share of Company Common Stock denominated thereby, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law with respect to the making of such payment.

(d)           At the Effective Time, each performance share unit award in respect of Company Common Stock granted under a Company Stock Plan whose vesting is not based solely on the satisfaction of service-based conditions and that is outstanding immediately prior to the Effective Time (collectively, the “Non-Service-Based RSUs”, and together with the Service-Based RSUs, the “Company RSUs”) shall, automatically and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration for the target number of shares of Company Common Stock denominated by the Non-Service-Based RSUs multiplied by a fraction, the numerator of which is the number of days in the applicable performance period elapsed through and including the Effective Date and the denominator of which is the number of days in the applicable performance period, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Law with respect to the making of such payment.

(e)           Prior to the Effective Time, the Company shall pass resolutions to effect the foregoing provisions of this Section 2.4.

(f)            As soon as practicable following the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or another appropriate form) registering shares of Parent Common Stock subject to issuance upon the exercise of the Adjusted Options.  The Company shall cooperate with, and assist Parent in the preparation of, such registration statement.  Parent shall keep such registration statement effective (and maintain the current status of the prospectus required thereby) for so long as any Adjusted Options remain outstanding.

Section 2.5             Adjustments.  Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.  For the avoidance of doubt, there shall not be any adjustment to the Merger Consideration by reason of the issuance of additional shares of Common Stock pursuant to the exercise of the Company’s outstanding Warrants or other convertible securities.

Section 2.6             Consent of Surviving Corporation. The Surviving Corporation hereby consents to be sued and served with process in the State of Ohio and to the irrevocable appointment of the Secretary of State of the State of Ohio as its agent to accept service of process in any proceeding in the State of Ohio to enforce against the Surviving Corporation any obligation of the Company, or to enforce the rights of a Dissenting Shareholder of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that except (i) as set forth in the “Company Disclosure Schedule” (as such term is used in this Agreement), a copy of which has been provided to Parent and Merger Sub, with specific reference to the particular Article or Section of this Agreement to which the information set forth in such schedule relates (it being agreed that disclosure of any item in any Article or Section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other Article or Section to which the relevance of such item is reasonably apparent) or (ii) as and to the extent set forth in the publicly available reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC on or after January 1, 2010 and before the second (2nd) business day immediately prior to the date hereof, to the extent the relevance of the disclosure is reasonably apparent (excluding any forward-looking disclosures, whether or not contained under the heading “forward-looking statements,” other than any specific factual information contained therein):

Section 3.1             Qualification, Organization, Subsidiaries, etc.

(a)           Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing, character or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has made available to Parent prior to the date of this Agreement a true and complete copy of its articles of incorporation and code of regulations (the “Company Organizational Documents”) and has made available to Parent prior to the date of this Agreement a true and complete copy of the articles of incorporation and code of regulations or other equivalent organizational documents of each of its Subsidiaries, each as amended through the date hereof.  Neither the Company nor any Subsidiary of the Company is in material violation of any provision of its articles of incorporation or regulations (or equivalent organizational documents).

(b)           Section 3.1(b)(i) of the Company Disclosure Schedule sets forth a complete list, as of the date hereof, of each Subsidiary of the Company and its jurisdiction of organization or formation and the jurisdictions in which they are qualified to do business.  Section 3.1(b)(ii) of the Company Disclosure Schedule sets forth each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other person or persons in each such Subsidiary.  All of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable.  Except as set forth in Section 3.1(b)(ii) of the Company Disclosure Schedule, all of the outstanding shares of capital stock or other equity interests of each Subsidiary of the Company are owned by the Company, by one or more

Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, in each case free and clear of all Liens, except for Company Permitted Liens.  Except as set forth in Section 3.1(b)(iii) of the Company Disclosure Schedule, except for the capital stock and other equity interests of its Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other equity interest in any other person (including through participation in any joint venture or similar arrangement), other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of two percent (2%) or less in publicly traded companies, and there are no Company Joint Ventures.  The Company does not own, directly or indirectly, any minority interest in any person that requires an additional filing by the Parent under the HSR Act in connection with the consummation of the Transactions. “Company Joint Venture” means any corporation, limited liability company, partnership, joint venture, trust or other entity which is not a Subsidiary of the Company and in which (i) the Company, directly or indirectly, owns or controls any shares of any class of the outstanding voting securities or other equity interests (other than the ownership of securities primarily for investment purposes as part of routine cash management or investments of two percent (2%) or less in publicly traded companies) or (ii) the Company or a Subsidiary of the Company is a general partner.

(c)           Prior to the date hereof, the Company has made available to the Parent true, complete and correct copies of the approved minutes of all meetings of the shareholders, the Board of Directors and each committee of the Board of Directors of the Company since January 1, 2009 through January 25, 2011.  Parent acknowledges that certain provisions of such minutes relating to the Company’s strategic alternatives have been omitted.

(d)           As used in this Agreement, a “Company Material Adverse Effect” means an event, change, effect, development, state of facts, condition or occurrence that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or on the ability of the Company to consummate the Transactions, but shall not be deemed to include and shall not be determined by taking into account, either alone or in combination, any event, change, effect, development, state of facts, condition or occurrence:  (i) in or affecting the economy or the financial, securities or commodities markets in the United States or elsewhere in the world, the industry or industries in which the Company or its Subsidiaries operate generally or in any specific jurisdiction or geographical area or (ii) resulting from or arising out of (A) any changes or developments in international, national, regional, state or local wholesale or retail markets for electric power, capacity or fuel or related products including any changes or developments resulting from or arising out of (1) changes in commodities prices or hedging markets therefor, (2) decisions made by the Company’s customer base relating to its selection of a power supplier or (3) proceedings relating to or governed by Ohio Revised Code Chapter 4928, (B) any changes or developments in national, regional, state or local electric transmission or distribution systems or decreases in planned spending with respect thereto, (C) the negotiation, execution, announcement or the existence of, or compliance with, this Agreement or the Transactions, including any litigation or administrative proceedings and related comments resulting therefrom, any adverse change in customer, employee or shareholder relationships resulting therefrom or any possible Union activity, (D) any taking of any action at the written request of Parent or Merger Sub or with the written consent of Parent or Merger Sub, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation, change or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional or state Governmental Entity, including PJM and the Midwest Independent Transmission System Operator, Inc., or their successors, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism, (H) any decline in the market price, or change in trading volume, of the Company Common Stock (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (I) any reduction in the credit rating of the Company or any of its Subsidiaries to the extent attributable to the expected consummation of the Merger or the Transactions (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (J) any change resulting from or arising out of the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Subsidiaries, (K) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (L) any hurricane, earthquake, flood or other natural disasters or acts of God or (M) any change resulting from weather conditions; provided, however, that any event, change, effect, development, state of facts, circumstance, condition or occurrence described in each of clauses (i) and (ii)(F) or (G) above shall not constitute or give rise to a Company Material Adverse Effect only if and to the extent that such event, change, effect, development, state of facts, circumstance, condition or occurrence does not have a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other relevant entities engaged in the relevant business in Ohio or other relevant geographical areas.

Section 3.2             Stock.

(a)           The authorized stock of the Company consists of 250,000,000 shares of Company Common Stock, with a par value of $.01 per share, and 8,000,000 shares of preferred stock, without par value (the “Company Preferred Stock”).  Section 3.2(a) of the Company Disclosure Schedule lists the authorized stock of each of the Company’s Subsidiaries (collectively, the “Subsidiaries’ Equity Interests”) and the issued and outstanding Subsidiaries’ Equity Interests for each of the Company’s Subsidiaries.  As of the close of business on the business day immediately preceding the date of this Agreement (i) 117,221,579 shares of Company Common Stock were issued and outstanding, which includes all of the Restricted Shares outstanding as of such date, (ii) 46,786,869 shares of Company Common Stock were held in treasury, (iii) 573,082 shares of Company Common Stock were issuable pursuant to Company Stock Plans in respect of Company Stock Options and Company RSUs and (iv) no shares of Company Preferred Stock were issued and outstanding.  All outstanding shares of Company Common Stock and all of the outstanding Subsidiaries’ Equity Interests are duly authorized, validly issued, fully paid and nonassessable and were not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right and all shares of Company Common Stock reserved for issuance under Company Stock Plans as noted in clause (iii) hereof, when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any pre-emptive right, purchase option, call, right of first refusal or any similar right.  No shares of Company Common Stock are held by any Subsidiary of the Company.  Except as set forth in this Section 3.2(a) or Section 3.2(a) of the Company Disclosure Schedule, at the close of business on the business day immediately preceding the date of this Agreement, no shares of stock or voting securities of, or other equity interests in, the Company or any of its Subsidiaries were issued, reserved for issuance or outstanding.

(b)           Except as set forth in subsection (a) above or Section 3.2(a) of the Company Disclosure Schedule (and other than the 1,700,000 outstanding warrants issued pursuant to the Warrant to Purchase Common Shares of DPL Inc. (the “Warrants”), granted by the Company to Dayton Ventures LLC, pursuant to the Securities Purchase Agreement, dated as of February 1, 2000, among the Company, DPL Capital Trust I, Dayton Ventures LLC, and Dayton Ventures, Inc. (the “Warrant Agreement”) entitling the holders thereof to purchase an aggregate of 1,700,000 shares of Company Common Stock), as of the date hereof, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance or repurchase of capital stock or other equity interests to which the Company or any of its Subsidiaries is a party, or by which any of them is bound, obligating the Company or any of its Subsidiaries to (i) issue, transfer or sell or cause to be issued, transferred or sold, any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.

(c)           Except for the Warrants and awards to acquire shares of Company Common Stock under the Company Stock Plans, neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any of its Subsidiaries on any matter.

(d)           Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of, or restricting any person from purchasing, selling, pledging or otherwise disposing of, the capital stock or other equity interest of the Company or any of its Subsidiaries.  Except as set forth in Section 3.2(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is under any obligation, or is bound by any contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or any Subsidiaries’ Equity Interests.

(e)           The Company has delivered or made available to Parent an accurate and complete copy of the Company Stock Plans and the forms of award agreements for Company Stock Options, Restricted Shares or Company RSUs (collectively, “Company Equity Awards”).  There have been no repricings of any Company Stock Options through amendments, cancellation and reissuance or other means during the current or prior two (2) calendar years.  Except as set forth in Section 3.2(e) of the Company Disclosure Schedule, none of the Company Equity Awards have been granted in contemplation of the Merger or the transactions contemplated in this Agreement and no Company Equity Awards have been granted since February 28, 2011.  None of the Company Stock Options were granted with an exercise price below or deemed to be below fair market value on the date of grant.  All grants of Company Equity Awards were validly made and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP, and, where applicable, no such grants involved any “back dating,” “forward dating” or similar practices with respect to grants of Company Stock Options.  The Company has delivered or made available to Parent an accurate and complete copy of the Warrant Agreement and any agreements, forms or instruments contemplated thereby.

(f)            All outstanding shares of Company Common Stock, all outstanding Company Stock Options, all outstanding Warrants and all outstanding Subsidiaries’ Equity Interests have been issued and granted in compliance with (i) all applicable Laws and (ii) all requirements set forth in Company Material Contracts applicable to the issuance of Company Common Stock, granting of Company Stock Options, the issuance of Warrants and/or the issuance of equity interests of the Company or any Subsidiary of the Company.

Section 3.3             Corporate Authority Relative to this Agreement; No Violation.

(a)           The Company has requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Board of Directors of the Company and, except for the Company Shareholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the Merger or the consummation of the Transactions.  The Board of Directors of the Company at a meeting duly called and held at which all directors of the Company were present has (i) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders, (ii) approved this Agreement and the Transactions, (iii) unanimously resolved, subject to Section 5.3, to recommend that the Company’s shareholders approve this Agreement and the Transactions (the “Company Recommendation”) and (iv) directed that such matter be submitted for consideration of the shareholders of the Company at the Company Shareholders’ Meeting, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way.  This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)           Other than in connection with or in compliance with (i) the OGCL, (ii) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) the Federal Power Act, as amended (the “FPA”), and the approval of the Federal Energy Regulatory Commission (the “FERC”) thereunder (the “FERC Approval”), (v) the Public Utilities Commission of Ohio (the “PUCO”), (vi) pre-approvals of license transfers by the Federal Communications Commission (the “FCC”) or (vii) as set forth in Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.2(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, or action by, the United States, any state of the United States or any foreign governmental or regulatory agency, commission, court, panel, body, entity or authority (each, a “Governmental Entity”) is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the Transactions by the Company, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Except as set forth in Section 3.3(c) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement do not, and, provided the Company Approvals are obtained, the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any material loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, deed of trust, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”), other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due or delinquent or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP as shown on the Company’s most recent audited consolidated balance sheet, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (D) which does not and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate as operated as of the date hereof or any property at which the material operations of the Company or any of its Subsidiaries are conducted as of the date hereof (each of the foregoing (A) through (D), a “Company Permitted Lien”), upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or other equivalent organizational document of any Subsidiaries of the Company or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4             SEC Reports, Financial Statements and Utility Reports.

(a)           The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2010 (the “Company SEC Documents”).  As of their respective dates or, if amended, as of the date of such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC or its staff.  There has been no material correspondence between the SEC and the Company since March 18, 2011 that is not available on the SEC’s Electronic Data Gathering and Retrieval database. As of the date of this Agreement, other than The Dayton Power and Light Company (“DP&L”), none of the Company’s Subsidiaries is subject to the reporting requirements of Section 13(a) or 15(d) under the Exchange Act.

(b)           The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15(e) under the Exchange Act.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and all such required certifications have been made.  The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2010, and such assessment concluded that such controls were effective.  Neither the Company nor, to the knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

(c)           The audited consolidated financial statements and unaudited interim consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents complied as to form in all material respects with the rules and regulations of the SEC then in effect, fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal recurring year-end audit adjustments that were not or are not expected to be, individually or in the aggregate, materially adverse to the Company), and were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(d)           Prior to the date of the Agreement, the Company has made available to Parent copies of the following financial statements, in each case together with the exhibits, schedules and notes thereto and any affirmations and certifications filed therewith:  the audited annual financial statements of Miami Valley Insurance Company (the “Captive Insurer”), as filed with the Vermont Department of Banking, Insurance, Securities & Health Care Administration (the “Vermont Department”), as of and for the years ended December 31, 2009 and 2008 (the “Captive Insurer Financial Statements”).  The Captive Insurer Financial Statements (1) were derived from and are consistent in all material respects with the books and records of the Captive Insurer, (2) were prepared in all material respects with all applicable Laws and GAAP, applied in each case on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), (3) fairly present, in all material respects, the financial position of the Captive Insurer at the dates thereof and the results of operations, capital and surplus of the Captive Insurer for the periods then ended and (4) were prepared in compliance with the internal control procedures of the Captive Insurer and/or Parent.  No material deficiency has been asserted by any Governmental Entity with respect to any of the Captive Insurer Financial Statements.

(e)           The liabilities for unpaid losses and loss adjustment expenses of the Captive Insurer recorded in the Captive Insurer Financial Statements, as of their respective dates: (1) have been computed in accordance with presently accepted actuarial standards consistently applied and were fairly stated, in accordance with sound actuarial principles and (2) have complied in all material respects with applicable Law and regulatory requirements of the Vermont Department.

(f)            All filings (other than immaterial filings) required to be made by the Company or any of its Subsidiaries since January 1, 2009, with the FERC under the FPA or the Public Utility Holding Company Act of 2005, the North American Electric Reliability Corporation, the Department of Energy, any regional transmission organization and the PUCO under applicable Law, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations thereunder, except for filings the failure of which to make or the failure of which to make in compliance with all applicable requirements of applicable statutes and the rules and regulations thereunder, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance-sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries or affiliates.

(h)           The proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) (the “Proxy Statement”) shall not, (i) on the date the Proxy Statement is first mailed to shareholders of the Company, or (ii) at the time of the Company Shareholders’ Meeting or (iii) on the date the Proxy Statement is filed with the SEC, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Shareholders’ Meeting or subject matter which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

Section 3.5             No Undisclosed Liabilities.  Except (a) as set forth in Section 3.5 of the Company Disclosure Schedule, (b) as reflected or reserved against in the Company’s most recent audited consolidated balance sheets (or stated in the notes thereto) included in the Company SEC Documents and (c) for liabilities and obligations incurred since December 31, 2010 in the ordinary course of business consistent with past practice, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, absolute, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto) other than those which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6             Absence of Certain Changes or Events.  Except as set forth in Section 3.6 of the Company Disclosure Schedule, since December 31, 2010 through the date of this Agreement, (a) the Company and each Subsidiary of the Company has conducted its business in the ordinary course of business consistent with past practice in all material respects and (b) there has not been a Company Material Adverse Effect.

Section 3.7             Discontinued Business.  The Company has disposed of the Discontinued Business.  The Company has no liabilities or ongoing obligations with respect to the Discontinued Business, including with respect to capital calls or associated guarantees.  The term

“Discontinued Business” means any interests that the Company or any of its Subsidiaries held, directly or indirectly, in any private equity funds.

Section 3.8             Investigations; Litigation.

(a)           Except as set forth in Section 3.8 of the Company Disclosure Schedule and except for investigations, audits and reviews conducted by Governmental Entities in the ordinary course of the Company’s business which are not material, (i) there is no investigation, audit or review pending (or, to the knowledge of the Company, threatened in writing) by any Governmental Entity with respect to the Company or any of its Subsidiaries, (ii) there are no actions, suits, inquiries, arbitrations, investigations or proceedings pending (or, to the knowledge of the Company, threatened in writing) against, relating to or affecting the Company or any of its Subsidiaries (including against or in respect of any Company Benefit Plan), or any of their respective properties at law or in equity before and (iii) there are no orders, judgments or decrees of, or before, any Governmental Entity except, in the case of clauses (i) through (iii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Notwithstanding anything contained in this Section 3.8, no representation or warranty shall be deemed to be made in this Section 3.8 in respect of Tax, employee benefits, labor, intellectual property, environmental or real property matters.

Section 3.9             Compliance with Law; Permits.

(a)           The Company and each of its Subsidiaries are, and since January 1, 2008 have been, in compliance with and not in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Within the past three years, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s knowledge, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates,  approvals, clearances, permissions, qualifications and registrations and orders of any Governmental Entity, and all rights under any material contract with any Governmental Entity, necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Company Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is, and each of its Subsidiaries is, and their respective businesses as currently conducted are, in compliance in all respects with the terms and requirements of such Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Notwithstanding anything contained in this Section 3.9, no representation or warranty shall be deemed to be made in this Section 3.9 in respect of Tax, employee benefits, labor, intellectual property, environmental or real property matters.

Section 3.10           Regulatory Proceedings(a).

(a)           Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries all or part of whose rates or services are regulated by a Governmental Entity (1) is a party to any rate proceeding before a Governmental Entity with respect to rates charged by the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice, (2) has rates in any amounts that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court (other than rates based on estimated costs and/or revenues that are subject to adjustment once the actual costs and/or revenues become known) or (3) is a party to any contract with any Governmental Entity entered into other than in the ordinary course of business consistent with past practice imposing conditions on rates or services in effect as of the date hereof or which, to the knowledge of the Company, are as of the date hereof scheduled to go into effect at a later time, except in the case of clauses (1) through (3) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)           Except as set forth in Section 3.10(b) of the Company Disclosure Schedule, as of the date hereof, the Company and its Subsidiaries have no pending proceedings under Ohio Revised Code Chapter 4928.

Section 3.11           Tax Matters.

Except as set forth in Section 3.11 of the Company Disclosure Schedule and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)           The Company and its Subsidiaries (i) have timely filed or caused to be filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by the Company or any of its Subsidiaries, all such Tax Returns are true, correct and complete, and all such Tax Returns filed on or before December 31, 2007 have been examined by the appropriate Governmental Entity or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (ii) have timely paid, collected or withheld or caused to be paid, collected or withheld (taking into account any extension of time within which to pay) all Taxes (including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party) due with respect to the periods covered by such Tax Returns other than Taxes that are being contested in good faith in appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP as shown on the Company’s most recent audited consolidated balance sheet, (iii) have established adequate accruals and reserves, in accordance with GAAP, on the Company’s most recent audited consolidated balance sheet for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of the Company’s most recent audited consolidated balance sheet and (iv) have not incurred any liability for Taxes since the date of the Company’s most recent audited consolidated balance sheet other than in the ordinary course of business consistent with past practice.

(b)           Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity that a deficiency, delinquency, claim, audit, suit, proceeding, request for information or investigation is now pending, outstanding or, to the knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries with respect to Taxes.  There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Company Permitted Liens.  Within the preceding four years, no claim has been made in writing by a Governmental Entity of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

(c)           Neither the Company nor any of its Subsidiaries (i) is a party to or bound by any Tax allocation, indemnification, sharing or similar agreement (other than an agreement solely among two or more of the Company and its Subsidiaries) or owes any amount under any such agreement or arrangement (excluding customary agreements to indemnify lenders in respect of Taxes and customary indemnity provisions in agreements for the acquisition or divestiture of assets) or (ii) is or could be liable for any Tax of any person (other than the Company and its Subsidiaries) under Section 1.1502-6 of the Treasury regulations promulgated under the Code (or any similar provision of state, local or foreign Law) by virtue of membership in any affiliated, consolidated, combined or unitary group (other than a group the common parent of which was the Company), or as a transferee or successor, or by contract.

(d)           Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years or otherwise as part of a plan that includes any of the Transactions.

(e)           Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” or “transaction of interest” within the meaning of Section 1.6011-4(b)(2) and (6), respectively, of the Treasury regulations promulgated under the Code.

(f)            Neither the Company nor any of its Subsidiaries (i) has filed any extension of time within which to file any Tax Returns that have not been filed (except for extensions of time to file Tax Returns other than income Tax Returns or gross receipts Tax Returns, which extensions were obtained in the ordinary course), (ii) has entered into any agreement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes, which statute of limitations or period, as applicable, has not expired, (iii) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, (iv) has proposed to enter into an agreement relating to Taxes with a Governmental Entity, which proposal is pending or (v) has, since December 31, 2007, been issued any private letter ruling, technical advice memorandum or other similar agreement or ruling from a Governmental Entity with respect to Taxes.

(g)           Neither the Company nor any of its Subsidiaries will be required to include any item of income in taxable income or exclude any item of deduction from taxable income, in each case, for any taxable period (or portion thereof) ending after the Closing Date (whether or not under Section 481 of the Code or any corresponding or similar provision of applicable state, local or foreign Law) as a result of any (i) transaction undertaken or accounting method adopted or changed by the Company or any of its Subsidiaries on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date by the Company or any of its Subsidiaries, (iii) intercompany transaction within the meaning of Section 1.1502-13 of Treasury regulations promulgated under the Code or excess loss account within the meaning of Section 1.1502-19 of Treasury regulations promulgated under the Code (or any corresponding or similar provision of state, local or foreign Law) entered into or created, as applicable, by the Company or any of its Subsidiaries on or prior to the Closing Date, (iv) installment sale or open transaction disposition made by the Company or any of its Subsidiaries on or prior to the Closing Date or (v) prepaid amount received by the Company or any of its Subsidiaries on or prior to the Closing Date.

(h)           As used in this Agreement, (i) “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem, value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing and (ii) “Tax Return” means any return, report or similar filing (including any elections, notifications, declarations, schedules or attachments thereto, and any amendment thereof) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

Section 3.12           Employee Benefit Plans.

(a)           Section 3.12(a) of the Company Disclosure Schedule lists all material compensation or employee benefit plans, programs, policies, agreements or other arrangements,  whether or not “employee benefit plans” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance benefits or vacation, severance, retention, change in control, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees or directors of the Company or its Subsidiaries (the “Company Benefit Plans”).

(b)           Except as set forth in Section 3.12(b) of the Company Disclosure Schedule, each Company Benefit Plan has been maintained, operated and administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code.  Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service as to its qualification or, if no such determination has been made, an application for such determination is pending with the Internal Revenue Service and, to the Company’s knowledge, no event has occurred that would reasonably be expected to result in the disqualification of such Company Benefit Plan.

(c)           Other than routine claims for benefits, no liability under Title IV of ERISA has been incurred by the Company or any its Subsidiaries that has not been satisfied in full when due, and, to the knowledge of the Company, no condition exists that could reasonably be expected to result in a material liability to the Company or its Subsidiaries under Title IV of ERISA.

(d)           Except as set forth in Section 3.12(d) of the Company Disclosure Schedule, the consummation of the Transactions will not (i) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries to severance, retention or change in control pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount, of compensation due any such current or former employee, consultant, officer or director.

(e)           There are no material pending or, to the Company’s knowledge, threatened claims against, by or on behalf of, or any Liens filed against or with respect to, any of the Company Benefit Plans or otherwise involving any Company Benefit Plan, other than claims made or Liens filed in the ordinary course of business which are not, individually or in the aggregate, material.

(f)            Except as set forth in Section 3.12(f) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g)           Except as set forth in Section 3.12(g) of the Company Disclosure Schedule, no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of the Company or its Subsidiaries or (iv) benefits the full costs of which are borne by the current or former employee or director or his or her beneficiary.

Section 3.13           Employment and Labor Matters.

(a)           Except for the Compact by and between the Company and Local 175, Utility Workers Union of America, AFL-CIO, as of the date of this Agreement:  (i) neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, work rules or other agreement with any labor union, labor organization, employee association, or works council (each, a “Union”) applicable to employees of the Company or any of its Subsidiaries (“Company Employees”), (ii) none of the Company Employees is represented by any Union with respect to his or her employment with the Company or any of its Subsidiaries, (iii) to the Company’s knowledge, within the past three years, no Union has attempted to organize employees at the Company or any of its Subsidiaries or filed a petition with the National Labor Relations Board seeking to be certified as the bargaining representative of any Company Employees, (iv) within the past three years, there have been no actual or, to the Company’s knowledge, threatened (A) work stoppages, lock-outs or strikes, (B) slowdowns, boycotts, handbilling, picketing, walkouts, demonstrations, leafleting, sit-ins or sick-outs by Company Employees, causing significant disruption to the operations of a Company facility or (C) other form of Union disruption at the Company or any of its Subsidiaries and (v) except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no unfair labor practice, labor dispute or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to Company Employees.

(b)           Except for such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except as set forth in Section 3.13(b) of the Company Disclosure Schedule:  (i) the Company and its Subsidiaries are, and within the past three years have been, in compliance with all applicable state, federal, and local Laws respecting labor and employment, including all Laws relating to discrimination, disability, labor relations, unfair labor practices, hours of work, payment of wages, employee benefits, retirement benefits, compensation, immigration, workers’ compensation, working conditions, occupational safety and health, family and medical leave, reductions in force, plant closings, notification of employees, and employee terminations and (ii) neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any state or local Laws requiring notice with respect to such layoffs or terminations.

(c)           Except as set forth in Section 3.13(c) of the Company Disclosure Schedule, to the knowledge of the Company, in the past three years, (i) no Governmental Entity has threatened or initiated any material complaints, charges, lawsuits, grievances, claims, arbitrations, administrative proceedings or other proceeding(s) or investigation(s) with respect to the Company or its Subsidiaries arising out of, in connection with, or otherwise relating to any Company Employees or any Laws governing labor or employment and (ii) no Governmental Entity has issued or, to the Company’s knowledge, threatened to issue any significant citation,  order, judgment, fine or decree against the Company or any of its Subsidiaries with respect to any Company Employees or any Laws governing labor or employment.

(d)           Except as set forth in Section 3.12(d) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any material breach or violation of, or cause any payment to be made under, any collective bargaining agreement, employment agreement, consulting agreement or any other employment-related agreement to which the Company or any of its Subsidiaries is a party.

Section 3.14           Environmental Laws and Regulations.

(a)           Except as set forth in Section 3.14(a) of the Company Disclosure Schedule and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)            there is no pending or, to the knowledge of the Company, threatened in writing, claim, lawsuit, third-party investigation or administrative proceeding against the Company or any of its Subsidiaries, under or pursuant to any Environmental Law, and neither the Company nor any of its Subsidiaries has received written notice from any person, including any Governmental Entity, (1) alleging that the Company has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved or (2) requesting information with respect to matters that could result in a claim of liability pursuant to applicable Environmental Law;

(ii)           the Company and its Subsidiaries are and, since January 1, 2006, have been in compliance with all applicable Environmental Laws and with all material permits, licenses and approvals required under Environmental Laws for the conduct of their business or the operation of their facilities;

(iii)          the Company and its Subsidiaries have all material permits, licenses and approvals required for the operation of the businesses and the operation of their facilities pursuant to applicable Environmental Law, all such permits, licenses and approvals are in effect, and, to the knowledge of the Company, there is no actual or alleged proceeding to revoke, modify or terminate such permits, licenses and approvals;

(iv)          to the knowledge of the Company, there has been no release of Hazardous Materials at any real property currently or formerly owned, leased or operated by the Company or any Subsidiary in concentrations or under conditions or circumstances that (A) would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Laws or (B) would require reporting, investigation, remediation or other corrective or response action by the Company or any Subsidiary under any Environmental Law and that has not otherwise been addressed through such reporting, investigation, remediation or other corrective or responsive action by the Company or any Subsidiary; and

(v)           the Company is not party to any order, judgment or decree that imposes any obligations under any Environmental Law and, to the knowledge of the Company, has not, either expressly or by operation of Law, undertaken any such obligations, including any obligation for corrective or remedial action, of any other person.

(b)           Notwithstanding any provision to the contrary in this Agreement, including Section 3.9, the Company makes no representation or warranty with respect to the Company’s or any of its Subsidiaries’ compliance with Environmental Laws relating to federal or state new source review or prevention of significant deterioration air permit laws or regulations, except to the extent that the Company or a Subsidiary has, as of the date of this Agreement, received a written notice or been subject to a judicial or administrative proceeding alleging non-compliance with such laws or regulations.

(c)           Except as may be subject to attorney privileges or third-party confidentiality agreements, the Company has provided or made available to Parent all of the following in its possession, as of the date of this Agreement: (i) all material environmental reports, studies or audits conducted or prepared since January 1, 2006, including, without limitation, reports or studies with respect to potential enforcement actions and strategies to comply with existing or upcoming regulations pursuant to the federal Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act and similar Ohio laws, (ii) all material orders, decrees or judgments pursuant to applicable Environmental Laws, excluding any such matters that have been terminated or have no remaining material obligations or responsibilities on the part of the Company or its Subsidiaries, (iii) all written notices received since January 1, 2006 alleging liability, complaints, notices of violation or requests for information, and the responses to same, relating to material claims, investigations, proceedings, orders, judgments or decrees pursuant to applicable Environmental Laws, excluding any such matters that have been resolved with no further obligations or responsibilities on the part of the Company or its Subsidiaries and (iv) all existing material permits issued, and pending material permit applications submitted, pursuant to the federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and corresponding Ohio laws.

(d)           The representations and warranties set forth herein are the Company’s sole representations and warranties relating to Environmental Law protection of the Environment and releases or management of Hazardous Materials.

(e)           As used in this Agreement:

(i)            “Environment” means the indoor and outdoor environment, including any ambient air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, building, surface, plant or animal life and natural resources.

(ii)           “Environmental Law” means any Law or any binding agreement issued or entered by or with any Governmental Entity relating to:  (A) the protection of the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment; (B) any exposure to or release or threatened release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such release or threatened release; (C) the management of any

Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport or recycling of any Hazardous Materials and recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials; or (D) the presence of Hazardous Materials in any building, physical structure, product or fixture.

(iii)          “Hazardous Materials” means all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, or defined as such by, or regulated as such under, any Environmental Law, including any regulated pollutant or contaminant (including any constituent, product or by-product thereof), petroleum, asbestos or asbestos-containing material, polychlorinated biphenyls, lead paint, any hazardous, industrial or solid waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

Section 3.15           Real Property.

(a)           With respect to each material real property owned by the Company or any of its Subsidiaries as of the date hereof or in which the Company or any of its Subsidiaries owns an undivided interest (such property collectively, the “Company Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except as set forth in Section 3.15(a) of the Company Disclosure Schedule, (i) either the Company or a Subsidiary of the Company has insurable fee simple title to such Company Owned Real Property or in the case of undivided interest, insurable title thereto, free and clear of all Liens other than Company Permitted Liens and conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not materially and adversely affect the existing use of the real property subject thereto by the owner (or lessee to the extent a leased property) thereof in the operation of its business in the ordinary course (“Permitted Encumbrances”), (ii) there are no leases, subleases or licenses affecting any portion of the Company Owned Real Property that would reasonably be expected to materially and adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon in the ordinary course and (iii) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Company Owned Real Property or any portion thereof or interest therein that would reasonably be expected to materially and adversely affect the existing use of the Company Owned Real Property by the Company in the operation of its business thereon in the ordinary course.  As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the knowledge of the Company there is no threatened, condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each material lease and sublease (collectively, the “Company Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (the “Company Leased Real Property”) at which the material operations of the Company or any of its Subsidiaries are conducted as of the date hereof, is valid, binding and in full force and effect, (ii) neither the

Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Company Leased Real Property that would reasonably be expected to materially and adversely affect the existing use of the Company Leased Real Property by the Company in the operation of its business in the ordinary course thereon and (iii) the Company has not received written notice of any uncured default of a material nature on the part of the Company and, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, with respect to any Company Real Property Lease, and to the knowledge of the Company no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of the Company Real Property Leases, in each parcel of Company Leased Real Property, free and clear of all Liens, except for Company Permitted Liens and Permitted Encumbrances. As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any pending, and, to the knowledge of the Company, there is no threatened, condemnation proceeding with respect to any Company Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.16           Condition of Assets.  Except as set forth in Section 3.16 of the Company Disclosure Schedule, each item of material tangible personal property of the Company and its Subsidiaries, or in which the Company or any of its Subsidiaries owns an undivided interest, is in all material respects in good working order and is adequate and sufficient for the Company or its Subsidiaries’ current use, ordinary wear and tear excepted and except for any failures which, individually or in the aggregate, would not have a Company Material Adverse Effect.  Except as set forth in Section 3.16 of the Company Disclosure Schedule, all of the electric generating facilities owned, in whole or in part, leased or operated by the Company or its Subsidiaries (the “Facilities”) have been operated in all material respects in the ordinary course of business consistent with past practice, and, to the knowledge of the Company, there are no pending material claims for defective work, equipment or materials relating to the Facilities made by the Company or any of its Subsidiaries.

Section 3.17           No Ownership of Nuclear Power Plants.  Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any interest in any nuclear generation station or manages or operates any nuclear generation station.

Section 3.18           Insurance.

(a)           Except for failures to maintain insurance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, from December 30, 2010 through the date of this Agreement and except as set forth in Section 3.18(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has been continuously insured with recognized insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are consistent with the past practice of the Company.  Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any material insurance policy of the

Company or any of its Subsidiaries, except as would not be reasonably expected to have a Company Material Adverse Effect.

(b)           Section 3.18(b) of the Company Disclosure Schedule sets forth a list of all Captive Insurer Policies, including for each Captive Insurer Policy, the name of the insured, the type of coverage provided, the policy limit and deductible, the issue and expiration dates, and the annual premium amount.  For purposes of the Agreement, the term “Captive Insurer Policy” means any contract of insurance or reinsurance issued or assumed by the Captive Insurer which (1) is in force as of the date of the Agreement or (2) is terminated or expired as of the date of the Agreement but under which the Captive Insurer may continue to receive benefits or have obligations.

(c)           All benefits claimed by, or paid, payable, or credited to, any insured under any Captive Insurer Policy have been paid or credited in accordance with the terms of the applicable Captive Insurer Policy, and such payments, credits or provisions were not materially delinquent and were paid or credited (or will be paid or credited) without fines or penalties (excluding interest), except for any such claim for benefits for which there is a reasonable basis to contest payment and except for such claims for benefits that, if not paid or credited, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           As of the date of the Agreement, the Captive Insurer has not entered into and is not bound or obligated under any reinsurance treaties or contracts that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)           The Company has made available for inspection to Parent (1) copies of all examination reports (including financial, market conduct and similar examinations) issued by an insurance regulatory authority with respect to the Captive Insurer which have been completed and issued since December 31, 2007; (2) any draft or incomplete examination reports (including financial, market conduct and similar examinations) provided to the Captive Insurer or the Company by any insurance regulatory authority with respect to the Captive Insurer pursuant to any currently ongoing or incomplete examinations; (3) all material filings or submissions made by the Captive Insurer or the Company with any insurance regulatory authority since December 31, 2007; and (4) all other material correspondence, inquires and other materials relating to the Captive Insurer received from or delivered to any insurance regulatory authority since December 31, 2007.  Since December 31, 2007, no material deficiencies or violations with respect to the Captive Insurer have been asserted in writing by any insurance regulatory authority, other than any deficiency or violation which has been cured or otherwise resolved to the satisfaction of the insurance regulatory authority that noted such deficiency or violation.

Section 3.19           Intellectual Property.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries own or have a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations therefor, trade secrets, know-how and computer software (collectively, “Intellectual Property Rights”) used in connection with and reasonably necessary for the business of the Company and its Subsidiaries as currently conducted.  To the knowledge of the Company, since December 31, 2009, neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any third party except where such infringement, misappropriation or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  To the knowledge of the Company, no third party is infringing, misappropriating or violating any Intellectual Property Rights owned or exclusively licensed by or to the Company or any of its Subsidiaries, except where such infringement, misappropriation or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.20           Material Contracts.  Except as set forth in Section 3.20 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract that (i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), (ii) would, after giving effect to the Merger, materially limit or restrict the Surviving Corporation or any of its Subsidiaries or any successor thereto, from engaging or competing in any line of business or in any geographic area that it currently engages in or that contains exclusivity or non-solicitation provisions with respect to customers, (iii) limits or otherwise restricts the ability of the Company or any of its Subsidiaries to pay dividends or make distributions to its shareholders or (iv) provides for the operation or management of any material operating assets of the Company or its Subsidiaries by any person other than the Company or its Subsidiaries.  Each Contract of the type described in this Section 3.20, whether or not set forth on Section 3.20 of the Company Disclosure Schedule is referred to herein as a “Company Material Contract.”  Each Company Material Contract is a valid and binding obligation of the Company or its Subsidiary party thereto enforceable against the Company or its Subsidiary party thereto and, to the knowledge of the Company, each other party thereto, in accordance with its terms (except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought) and, is in full force and effect, and each of the Company and each of its Subsidiaries which is a party thereto has performed in all material respects all obligations required to be performed by it to the date hereof under each Company Material Contract and, to the knowledge of the Company, each other party to each Company Material Contract has performed in all material respects all obligations required to be performed by it under such Company Material Contract, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  None of the Company or any of its Subsidiaries has knowledge of, or has received written notice of, any violation of or default under (or any condition which with the passage of time or the giving of written notice would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or, after giving effect to the Merger, a Parent Material Adverse Effect.  “Contract” or “contract” means any written agreement, undertaking, contract, commitment, lease, license, permit, franchise, concession, deed of trust, contract, note, bond, mortgage, indenture, arrangement or other instrument or obligation.

Section 3.21           Affiliate Transactions. To the knowledge of the Company, since December 30, 2010, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act that have not been otherwise disclosed in the Company SEC Documents publicly filed prior to the date hereof.

Section 3.22           Trading.  The Company has established risk parameters, limits and guidelines in compliance with the risk management policy approved by the Company’s Board of Directors (the “Company Trading Policies”) to restrict the level of risk that the Company and its Subsidiaries are authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions (including the anticipated output from the Company’s merchant generation fleet and the contracted price of coal), exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Company Position”) and monitors compliance by the Company and its Subsidiaries with such Company Trading Policies.  The Company Trading Policies are consistent with applicable Laws of the State of Ohio and the Federal Power Act, in all material respects.  The Company has provided the Company Trading Policies to Parent prior to the date of this Agreement.  Except as set forth in Section 3.22 of the Company Disclosure Schedule, as of the date hereof, the Net Company Position is within the risk parameters that are set forth in the Company Trading Policies.

Section 3.23           Required Vote of the Company Shareholders.  The vote (in person or by proxy) of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote on this Agreement and the Transactions, including the Merger, at the Company Shareholders’ Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement and the approval of the Transactions, including the Merger (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of capital stock or other securities of the Company or any of its Subsidiaries that is required to adopt this Agreement and approve the Transactions, including the Merger.

Section 3.24           Antitakeover Statutes; Rights Plan.

(a)           Subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.4, the Board of Directors of the Company has taken all actions necessary so that, to the extent applicable, the restrictions contained in Sections 1701.83, 1701.831 and 1701.832 of the OGCL will not apply to the execution, delivery or performance of this Agreement or the consummation of the Transactions, including the Merger, and no other Takeover Laws are applicable to the Merger, this Agreement or any of the Transactions.  As used in this Agreement, “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” or “business combination statute or regulation” or other similar state antitakeover Laws and regulations.

(b)           The Company has approved an amendment to the Rights Agreement, dated September 25, 2001, between the Company and Computershare, f/k/a Equiserve Trust Company, N.A. (the “Shareholders Rights Plan”) so that Parent, Merger Sub and their affiliates are not “Acquiring Persons” and the Transactions, including the Merger, are not “Business

Combinations,” in each case as such terms are defined therein, and to cause the Shareholders Rights Plan to continue as amended through the End Date.  Other than the Shareholders Rights Plan, the Company is not a party to any anti-takeover plan or agreement.

Section 3.25           Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of UBS Securities LLC (“UBS”) to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be received by the holders of Company Common Stock is fair, from a financial point of view, to such holders.  The Company shall, following receipt of said opinion in written form, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes.

Section 3.26           Finders or Brokers.  Except for UBS (the fees and expenses of which will, prior to the Closing, be the responsibility of the Company), neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions.  The Company has furnished to Parent accurate and complete copies of its agreements with UBS related to the Merger and the Transactions.

Section 3.27           No Additional Representations.  The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries in each case except as expressly set forth in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that except as set forth in the “Parent Disclosure Schedule” (as such term is used in this Agreement), a copy of which has been provided to the Company, with specific reference to the particular Article or Section of this Agreement to which the information set forth in such schedule relates (it being agreed that disclosure of any item in any Article or Section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other Article or Section to which the relevance of such item is reasonably apparent):

Section 4.1             Qualification; Organization, Subsidiaries, etc.

(a)           Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing, character or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           As used in this Agreement, a “Parent Material Adverse Effect” means any event, change, effect, development, condition or occurrence that, individually or in the aggregate, is or would reasonably be expected to prevent, delay or impair the ability of the Parent and the Merger Sub to perform their respective obligations hereunder and to consummate the Transactions in a timely fashion.

Section 4.2             Corporate Authority Relative to this Agreement; No Violation.

(a)           Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and by Parent or its relevant Subsidiary, as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the Merger or the consummation of the Transactions.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)           Other than in connection with or in compliance with (i) the HSR Act, (ii) the FPA and the FERC Approval and (iii) the PUCO (collectively, the “Parent Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, or action by, any Governmental Entity is necessary or required to be obtained or made under applicable Law in connection with the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder or the consummation of the Transactions by Parent and Merger Sub, except for such authorizations, consents, approvals or filings, that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (it being understood that Parent is not making any representations or warranties with respect to the Company’s or any of its Subsidiary’s assets in Kentucky).

(c)                                  The execution and delivery by Parent and Merger Sub of this Agreement do not, and, provided the Parent Approvals are obtained, the consummation of the Transactions and compliance with the provisions hereof will not (i) conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, deed of trust, lease, agreement, contract, instrument, permit, concession, franchise, right, license or other agreement binding upon Parent or Merger Sub or result in the creation of any Lien, other than any such Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet due or delinquent, being contested in good faith or for which adequate accruals or reserves have been established, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) which is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet, (D) which was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Parent or (E) which does not and would not reasonably be expected to materially impair the continued use and operation of the assets to which they relate as operated as of the date hereof or any property at which the material operations of Parent or Merger Sub are conducted as of the date hereof, upon any of the properties or assets of Parent or Merger Sub, (ii) conflict with or result in any violation of any provision of the articles of incorporation or bylaws or other equivalent organizational document of Parent or Merger Sub or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3                                      Investigations; Litigation.  (a) There is no investigation, audit or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or Merger Sub, (b) there are no actions, suits, inquiries, arbitrations, investigations or proceedings pending (or, to the knowledge of Parent, threatened) against, relating to or affecting Parent or Merger Sub, or any of their respective properties at law or in equity before and (c) there are no orders, injunctions, rulings, stipulations, awards, judgments, writs imposed on or decrees of, or before, any Governmental Entity except, in the case of clauses (a) through (c), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4                                      Ownership of Company Common Stock.  As of the date hereof, neither the Parent nor the Merger Sub (i) either individually or as part of a group beneficially owns (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of capital stock of the Company.

Section 4.5                                      No Required Vote of Parent Shareholders; Merger Sub Approval.

(a)                                  No vote of the holders of any class or series of Parent capital stock is necessary to approve this Agreement or the Transactions.

(b)                                 The Board of Directors of Merger Sub, by written consent duly adopted prior to the date hereof, (i) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interests of Merger Sub and its shareholder, (ii) duly approved this Agreement and the Transactions, including the Merger, which approval has not been rescinded or modified and (iii) submitted this Agreement for adoption, and the Transactions, including the Merger for approval, by Parent, or its relevant Subsidiary, as the sole shareholder of Merger Sub.  Parent or its relevant Subsidiary, as the sole shareholder of Merger Sub, has duly adopted this Agreement and approved the Transactions, including the Merger.

Section 4.6                                      Finders or Brokers.  Except for Merrill Lynch, Pierce, Fenner & Smith, Incorporated (the fees and expenses of which will be the responsibility of Parent), neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the Transactions who might be entitled to any fee or any commission in connection with or upon consummation of the Merger or the Transactions.

Section 4.7                                      Availability of Funds.  On the Closing Date, Parent will have sufficient funds to pay (i) the aggregate Merger Consideration in accordance with Article II hereof and to consummate the Transactions, including the Merger and (ii) all fees and expenses required to be paid by Parent and Merger Sub in connection with the Transactions.

Section 4.8                                      No Additional Representations.

(a)                                  Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub or any of their respective affiliates, officers, directors, employees or Representatives.  Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made with respect to (a) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries, in each case except as expressly set forth in this Agreement.

(b)                                 Parent and Merger Sub each acknowledge and agree that it (i) has had the opportunity to meet with the management of the Company and to discuss the business, assets and liabilities of the Company and its Subsidiaries, (ii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (iii) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses, assets, liabilities and the Transactions contemplated by this Agreement.

Section 4.9                                      Ownership and Operations of Merger Sub.  Parent owns, and at the Effective Time will own, beneficially and of record, all of the outstanding capital stock of Merger Sub either directly or indirectly through one or more of its wholly-owned Subsidiaries.

Merger Sub was formed solely for the purpose of engaging in the Transactions, has engaged in no other business activities, has not incurred any material obligations or liabilities except pursuant to this Agreement and has conducted its operations only as contemplated by this Agreement.

Section 4.10                                Information Supplied.  The information supplied by Parent and Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC, and at the time the Proxy Statement is first sent to the shareholders of the Company, not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.11                                Solvency.  Immediately following the Effective Time, assuming (a) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, or waiver of such conditions and (b) the accuracy of the representations and warranties of the Company set forth in Article III hereof, the Surviving Corporation will be solvent (assuming for the purposes of this representation that the Company and each of its Subsidiaries was solvent immediately prior to the Effective Time).  For the purposes of this Agreement, the term “Solvent” when used with respect to each of Merger Sub and the Surviving Corporation, means that, as of any date of determination (i) Merger Sub and the Surviving Corporation will be able to pay their debts as of such date as they become due and shall own property having a fair saleable value greater than the amounts required to pay their debts (including a reasonable estimate of the amount of all contingent liabilities) as they become absolute and mature; and (ii) Merger Sub and the Surviving Corporation shall not have, as of such date, unreasonably small capital to carry on their business.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1                                      Conduct of Business by the Company.  From and after the date hereof and prior to the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory agency or commission applicable to the Company, (ii) as may be agreed to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule:

(a)                                  Ordinary Course.  The Company covenants and agrees with Parent that the business of the Company and its Subsidiaries shall be conducted in, and that such entities shall not take any action except in, the ordinary course of business consistent with past practice (which shall be deemed to include the retail business), and, to the extent consistent therewith, the Company and its Subsidiaries shall use commercially reasonable efforts to preserve intact their present business organizations, to keep available the services of their key officers and employees, to preserve their assets and properties, to continue to procure fuel in the ordinary course of business consistent with past practice, to preserve their relationships with Governmental Entities, customers and suppliers and others having significant business dealings with them and to comply in all material respects with all Laws, orders and permits of all Governmental Entities applicable to them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision; and

(b)                                 the Company agrees with Parent, on behalf of itself and its Subsidiaries, that between the date hereof and the Effective Time, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned);

(i)                                     Governing Documents.  Except as set forth in Section 5.1(b)(i) of the Company Disclosure Schedule, the Company shall not adopt any amendments to its articles of incorporation or code of regulations or similar applicable organizational documents, and shall not permit DP&L to adopt any amendments to its articles of incorporation or code of regulations or similar applicable organizational documents;

(ii)                                  Dividends.  The Company shall not, and shall not permit any of its Subsidiaries to, declare, set aside or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except (1) the declaration and payment of quarterly cash dividends with respect to the Company Common Stock not to exceed the current dividend rate, with record dates and payment dates consistent with the Company’s past dividend practice (2) the declaration and payment of quarterly cash dividends with respect to the Company’s Subsidiary’s Preferred Stock not to exceed the current dividend rate, with record dates and payment dates consistent with the Company’s Subsidiary’s past dividend practice, (3) the declaration and payment of dividends from a Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company and (4) a special dividend on Company Common Stock with respect to the quarter in which the Effective Time occurs with a record date on or prior to the Effective Time, which does not exceed an amount equal to the current dividend rate multiplied by a fraction, the numerator of which is the number of days in such quarter prior to the Effective Time, and the denominator of which is the total number of days in such fiscal quarter;

(iii)                               Changes in Stock.  The Company shall not, and shall not permit any of its Subsidiaries to, split, combine, reclassify, issue or authorize any securities, in lieu or substitution of, or take similar actions with respect to any of its capital stock, except for any such transaction in the ordinary course by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction and that does not adversely affect the Company;

(iv)                              Fundamental Changes.  The Company shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation,

dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any merger, consolidation, restructurings or reorganizations among the Company’s wholly-owned Subsidiaries in the ordinary course and that do not adversely affect the Company and other than any such transaction that is expressly permitted under Section 5.3 of this Agreement to the extent that the Company is in compliance with all provisions of Section 5.3;

(v)                                 Repayment of Indebtedness.  Except for transactions between (x) the Company and its wholly-owned Subsidiaries or (y) among the Company’s wholly-owned Subsidiaries, in each case in the ordinary course and that do not adversely affect the Company, the Company shall not, and shall not permit any of its Subsidiaries to, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness for borrowed money of the Company or any of its Subsidiaries, other than (x) at or within one hundred twenty (120) days of stated maturity, (y) any required amortization payments and mandatory prepayments and (z) indebtedness for borrowed money arising in connection with the amending or refinancing of the indebtedness disclosed in Section 5.1(b)(v) of the Company Disclosure Schedule or as contemplated by Section 5.14 of this Agreement;

(vi)                              Acquisitions.  Except as made in connection with any transaction solely between (x) the Company and a wholly-owned Subsidiary of the Company or (y) between wholly-owned Subsidiaries of the Company, in each case in the ordinary course and that do not adversely affect the Company, the Company shall not, and shall not permit any of its Subsidiaries to, acquire or agree to acquire (whether by merger, consolidation, purchase or otherwise) any person or assets for consideration valued in excess of $2.0 million individually or $10.0 million in the aggregate;

(vii)                           Capital Expenditures.  Except (A) capital expenditures made in accordance with, and not exceeding the amounts included in the Company’s capital expenditures budgets for 2011 or 2012, in each case set forth on Section 5.1(b)(vii) of the Company Disclosure Schedule (except to the extent that any capital expenditure proposed to be made on a transmission or distribution project when taken together with all other capital expenditures already made during the current year on transmission or distribution projects would, if made, cause the aggregate amount of capital expenditures on transmission or distribution projects to exceed $130 million during 2011 or $110 million during 2012) or (B) capital expenditures (1) required by Law or Governmental Entities, (2) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), (3) relating to obligations required by written operating agreements with respect to the William H. Zimmer Generating Station, located at Moscow, Ohio or (4) relating to obligations required by written operating agreements and under which the Company or its Subsidiaries have no consent rights with respect to Facilities (other than the William H. Zimmer Generating Station) that are partially owned by the Company or any of its Subsidiaries and which are not operated by the Company or its Subsidiaries, the Company shall not, and shall not permit any of its Subsidiaries to make any capital expenditure; provided, that the Company may make any emergency capital expenditure or expenditures it deems necessary in its reasonable judgment to restore or maintain the provision of energy to firm wholesale and retail customers; and provided further, that, with respect to any proposed transmission or distribution project involving capital expenditures in excess of $1 million, the Company shall first consult with Parent, and use commercially reasonable efforts to incorporate the views of Parent, prior to commencing any such proposed transmission or distribution project;

(viii)                        Dispositions.  Except (A) dispositions among the Company and its wholly-owned Subsidiaries, (B) dispositions among the Company’s wholly-owned Subsidiaries, (C) dispositions of obsolete equipment or assets or dispositions of assets being replaced, including allowing ceasing use of, abandoning, or allowing to lapse any Intellectual Property Rights owned or used by the Company or its Subsidiaries, in each case in the ordinary course of business consistent with past practice, (D) dispositions in amounts less than $2.0 million individually or $10.0 million in the aggregate, (E) pledges and mortgages of property acquired by the Company and any of its Subsidiaries as required pursuant to Company debt instruments or any debt instruments of any Subsidiary and (F) except as set forth in Section 5.1(b)(viii) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to sell, lease, exchange, mortgage, pledge, transfer or otherwise dispose of any person, Facilities or other assets;

(ix)                                Compensation Matters.  Except as required by the terms of a Company Benefit Plan set forth on Section 3.12(a) of the Company Disclosure Schedule as of the date of this Agreement and except as set forth in Section 5.1(b)(ix) of the Company Disclosure Schedule, by applicable Law, or as otherwise permitted by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries, (x) except in the ordinary course of business consistent with past practice, to (A) increase the compensation or other benefits (including equity-based awards) payable or provided to the Company’s directors, executive officers, managers or employees (other than as required by any applicable collective bargaining agreement), (B) enter into any employment, change of control, severance or retention agreement with any current or future employee of the Company or (C) establish, adopt, enter into, accelerate any rights or benefits under, or amend (other than any amendment that is immaterial or administrative in nature) any plan, policy, program or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries, except as permitted pursuant to clause (B) above or (y) to enter into, accelerate any rights or benefits under, amend or renew any agreements with labor unions, including any pamphlets or collective bargaining agreements without, (A) prior consultation with Parent, and the Transition Committee taking commercially reasonable efforts to incorporate the views of Parent and the Transition Committee and (B) the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) to such terms or conditions of any such agreement which are not customary or are outside of market parameters in the Company’s or its Subsidiary’s industry for such terms or conditions;

(x)                                   Employee Headcount.  The Company shall not, and shall not permit any of its Subsidiaries to, (A) increase its employee headcount in the aggregate in excess of the headcount projected in the Company’s budget set forth on Section 5.1(b)(x) of the Company Disclosure Schedule or (B) reduce the number of employees in a manner which would implicate the WARN Act or any state or local Laws requiring notice with respect to layoffs or terminations;

(xi)                                Capital Stock of the Company.  Except for transactions (x) among the Company and its wholly-owned Subsidiaries or (y) among the Company’s wholly-owned Subsidiaries, in each case in the ordinary course and that do not adversely affect the Company and except as set forth in Section 5.1(b)(xi) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan (except as otherwise provided by the terms of this Agreement, as required by the terms of any Company Benefit Plan, or the express terms of any unexercisable or unexercised equity awards outstanding on the date hereof), other than (A) issuances of shares of Company Common Stock in respect of any exercise of Company Stock Options and settlement of any Company RSUs outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b), (B) the sale of shares of Company Common Stock pursuant to the exercise of options exercisable into, or the vesting of awards with respect to, Company Common Stock, to purchase Company Common Stock if necessary to effectuate an optionee direction upon exercise or for withholding of Taxes, (C) the grant of equity compensation awards in the ordinary course of business in accordance with the Company’s customary compensation practices and (D) the issuance of shares of Company Common Stock pursuant to the exercise of Warrants issued pursuant to the Warrant Agreement; provided that any such awards granted after the date hereof shall be granted on terms pursuant to which such awards shall not vest or accelerate as a result of the Merger or the occurrence of the Closing; and provided, further, that in no event shall additional ‘matching shares’ be issued from and after March 31, 2011 in respect of Restricted Shares outstanding as of such date (which shall in no event exceed 8,900 matching shares in the aggregate or at any time thereafter);

(xii)                             Redemptions or Repurchases of Subsidiaries’ Stock.  Except for transactions (x) among the Company and its wholly-owned (directly or indirectly)

Subsidiaries or (y) among the Company’s wholly-owned (directly or indirectly) Subsidiaries, in each case in the ordinary course and that do not adversely affect the Company, the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights or options to acquire any such shares, other than pursuant to the terms of any Company Benefit Plan or the express terms of an equity award;

(xiii)                          Incurrence of Indebtedness.  Except as set forth in Section 5.1(b)(xiii) of the Company Disclosure Schedule, or as contemplated by Section 5.14 of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreement) or issue or sell any debt securities, other than (1) in the ordinary course of business consistent with past practice on terms that allow for prepayment at any time without penalty or (2) in connection with a refinancing of existing indebtedness as contemplated by the financial budgets of the Company previously provided to Parent, provided, however, that in the case of each of clauses (1) or (2) such actions are not reasonably likely to cause any two of Fitch Ratings, Ltd., Standard & Poor’s or Moody’s Investors Service to recognize the Company’s corporate credit rating to be less than the date hereto; provided further, however, that in the case of clause (1) such indebtedness shall not exceed $50.0 million in the aggregate;

(xiv)                         Changes in Accounting Methods.  The Company shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;

(xv)                            Company Trading Policies.  Except as set forth in Section 5.1(b)(xv) of the Company Disclosure Schedule, the Company shall not materially amend or terminate the Company Trading Policies or fail to monitor compliance by the Company and its Subsidiaries with the Company Trading Policies consistent with past practices;

(xvi)                         Tax Matters.  The Company shall not, and shall not permit any of its Subsidiaries, to (A) initiate, settle or compromise any claim, action or proceeding relating to a material amount of Taxes, provided that the Company may settle or compromise the current Internal Revenue Service audit of the Company’s 2008 consolidated U.S. federal income Tax Return for an amount that does not exceed $5.0 million, (B) make, change or revoke any material Tax election, (C) change any method of Tax accounting that is not required by GAAP, (D) file any material amended Tax Return or claim for refund of a material amount of Taxes, (E) enter into any closing agreement affecting any material Tax liability or refund of a material amount of Taxes or (F) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Taxes, provided, however, that the Company shall use reasonable efforts to consult with Parent in advance of any action under clause (A) above (determined without regard to materiality) and any other material Tax action under this Section 5.1(b)(xvi);

(xvii)                      Legal Proceedings.  The Company shall not, and shall not permit any of its Subsidiaries to, pay or settle any material legal proceedings, other than payments or settlements (A) that do not exceed $10.0 million in the aggregate in any consecutive 12-month period, (B) that have become due and payable prior to the date hereof or (C) that are reflected or reserved against in, or contemplated by, the most recent financial statements of the Company (in amounts not in excess of the amounts so reflected, reserved or contemplated) (provided that the exceptions set forth in clauses (A) or (B) shall not apply to any proceedings arising out of or related to this Agreement or the Transactions);

(xviii)                   New Lines of Business.  The Company shall not, and shall not permit any of its Subsidiaries to, (A) enter into any new line of business or (B) conduct any business outside the United States or any of the States in which the Company is currently conducting business, except in the ordinary course of business consistent with past practice and except for the expansion of the Company’s retail business;

(xix)                           Material Agreements with Governmental Entities.  The Company shall not, and shall not permit any of its Subsidiaries to, agree or consent to any material agreements or material modifications of existing agreements or course of dealings with any Governmental Entities in respect of the operations of their businesses, except that the Company may (A) renew Permits, (B) enter into or amend agreements, both in the ordinary course of business consistent with past practice, (C) enter into or amend agreements relating to or governed by Ohio Revised Code Chapter 4928 or (D) enter into or amend agreements relating to or governed by federal law or regulation, including the FPA and federal Environmental Laws except, with respect to clause (C) and (D), in consultation with Parent and after using commercially reasonable efforts to incorporate the views of Parent;

(xx)                              Insurance.  The Company shall, and shall cause its Subsidiaries, to maintain with financially responsible insurance companies (or through self-insurance not inconsistent with such party’s past practice), insurance in such amounts and against such risks and losses as are reasonable for the nature of the property so insured and consistent with past practice;

(xxi)                           Regulated Rate Changes.  To the extent permitted by applicable Law, the Company shall, and shall cause its Subsidiaries to, on a reasonable basis, (1) discuss with Parent any changes in its or its Subsidiaries’ regulated rates or charges (other than pass-through charges, including rate changes in accordance with existing formula rates), standards of service or regulatory accounting from those in effect on the date of this Agreement and (2) discuss with Parent, and use commercially reasonable efforts to incorporate the views of Parent, prior to making any filing (or any amendment thereto), or effecting any agreement, commitment, arrangement or consent, whether written or oral, formal or informal, with respect thereto (other than to implement rate changes in accordance with existing formula rates), including any such filings related to or governed by Ohio Revised Code Chapter 4928; provided, however, that without the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company will not, or permit any Subsidiary to, (x) make any Electric Security Plan (ESP) filing, any Market Rate Offer (MRO) filing or any other filing that changes its rates in a material manner that may, individually or in the aggregate, impact its revenue for a period of longer than one (1) year or (y) joining any regional transmission organization to which it does not currently belong.  Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to have discussions or consult with Parent prior to entering into arrangements with customers in the ordinary course of business consistent with past practice, provided, further, that, in no event shall the Company be obligated to have discussions or consult with Parent with respect to any of the foregoing if, in the opinion of the Company’s outside counsel, to do so would be inconsistent with applicable Law;

(xxii)                        Material Agreements and Power Sales Contracts.  Except as set forth in Section 5.1(b)(xxii) of the Company Disclosure Schedule, the Company shall not, and shall not permit its Subsidiaries to, enter into, terminate or materially modify or amend any contract that is or would be a (v) Company Material Contract, (w) any agreement or practice relating to fuel procurement that is not in the ordinary course of business consistent with past practice, (x) any agreement or course of dealing with or among any of the other owners of the Facilities that are partially owned by the Company or any of its Subsidiaries, (y) power sale contract which has a term of longer than five (5) years or (z) coal purchase contract which has a term of longer than five (5) years; provided that (A) the foregoing shall apply solely to the extent permitted by applicable Law, (B) the Company and its Subsidiaries may enter into any power sale contract awarded in a competitive procurement process irrespective of the terms of such contract and (C) for the avoidance of doubt, this subsection Section 5.1(b)(xxii) shall not prohibit the Company or any of its Subsidiaries from entering into those contracts which are otherwise expressly permitted to be entered into pursuant to Section 5.1(b);

(xxiii)                     Consummation of Transactions.  Except as otherwise expressly provided for under Section 5.3 of this Agreement, and only to the extent the Company is in compliance with all provisions of Section 5.3, the Company shall not, and shall not permit its Subsidiaries to, enter into or amend any contract, or take any other action, if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the Transactions; and

(xxiv)       General.  The Company shall not, and shall not permit any of its Subsidiaries to, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Section 5.2             Investigation.

(a)           Upon reasonable notice, the Company shall, and shall cause its Subsidiaries to, afford to (x) the officers and employees and (y) the accountants, consultants, legal counsel, financial advisors and agents and other representatives (such persons described in this clause (y), collectively, “Representatives”) of Parent reasonable access upon reasonable advance notice, during normal business hours throughout the period prior to the earlier of the Effective Time and the termination of this Agreement, to all of its available employees, properties, books, contracts and records (including, but not limited to, Tax Returns) and, during such period, the Company shall, and shall cause the Company Subsidiaries to, furnish promptly to Parent or its affiliates, officers, directors, employees and Representative, (i) access to each report, schedule and other document filed or received by the Company or any of the Company Subsidiaries pursuant to the requirements of federal or state securities laws or filed with or sent to the SEC, FERC, the DOJ, the FTC, the PUCO or any other federal or state regulatory agency or commission and (ii) access to all information concerning the Company, the Company’s Subsidiaries, and their respective directors, officers and shareholders and such other matters as may be reasonably requested by Parent or its affiliates, officers, directors, employees and Representatives in connection with any filings, applications or approvals required or contemplated by this Agreement, but only to the extent that such access does not unreasonably interfere with the business or operations of the Company and its Subsidiaries (and, to the extent required by applicable Law, access to personnel records will be provided only if authorized by the specific employees); provided, however, that the Company may restrict the foregoing access and the disclosure of information to the extent that (i) in the reasonable judgment of the Company, any Law applicable to the Company requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable judgment of the Company, the information is subject to confidentiality obligations to a third party, (iii) such disclosure would result in disclosure of any trade secrets or confidential strategic analyses and evaluations of the Company or of third parties or (iv) disclosure of any such information or document could result in the loss of attorney-client privilege (provided that the Company and/or its counsel shall use their commercially reasonable efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of attorney client privilege); provided further, however, that with respect to clauses (i) through (iv) of this Section 5.2(a), the Company shall use its commercially reasonable efforts to (A) obtain the required consent of such third party to provide such access or disclosure or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company; provided further, however, that no investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty made by the Company herein.  Parent agrees to indemnify and hold the Company and its Subsidiaries harmless from any and all claims and liabilities, including costs and expenses for loss, injury to or death of any director, officer, employee or

Representative of Parent, and any damage to or destruction of any property owned by the Company or any of its Subsidiaries or others (including claims or liabilities for loss of use of any property) resulting from the action of any of the directors, officers, employees or Representatives of Parent (other than as directed by the Company or any of its Subsidiaries or any of their respective directors, officers, employees or Representatives) during any visit to the business or property sites of the Company or its Subsidiaries prior to the Closing Date, whether pursuant to this Section 5.2 or otherwise.  During any visit to the business or property sites of the Company or any of its Company Subsidiaries, Parent shall, and shall cause its affiliates, officers, directors, employees or Representatives accessing such properties to, comply with all applicable laws and all of the Company’s and its Subsidiaries’ safety and security procedures and conduct itself in a manner that would not be reasonably expected to interfere with the operation, maintenance or repair of the assets of the Company or its Subsidiaries.  Access shall be provided for site inspections in accordance with the conditions and procedures of this Section 5.2, but Parent’s affiliates, officers, directors, employees and Representatives shall not conduct any environmental sampling, monitoring, probing, excavation or other invasive actions.

(b)           The parties hereto hereby agree that all information provided to them or their respective affiliates, officers, directors, employees and Representatives in connection with this Agreement and the consummation of the Transactions shall be deemed to be “Evaluation Material” as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement, dated as of July 30, 2010, between the Company and AES North American Development, LLC (the “Confidentiality Agreement”).

Section 5.3             Acquisition Proposals.

(a)           The Company agrees that neither it nor any of its Subsidiaries nor any of their respective officers and directors shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives not to, directly or indirectly:  (i) solicit, initiate, seek or knowingly encourage or facilitate (including by way of furnishing information) any inquiries or the making or submission of any Company Acquisition Proposal, (ii) furnish any nonpublic information regarding the Company or any of its Subsidiaries to any person (other than Parent or Merger Sub) in connection with or in response to a Company Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with any person (other than Parent or Merger Sub) with respect to any Company Acquisition Proposal, (iv) approve, endorse or recommend any Company Acquisition Proposal or (v) enter into any letter of intent, agreement in principle or other agreement providing for any Company Acquisition Transaction (except as contemplated by Section 7.1(h)); provided, however, that this Section 5.3 shall not prohibit (A) the Company, or the Board of Directors of the Company, directly or indirectly through any affiliate, director, officer, employee or Representative, prior to the receipt of the Company Shareholder Approval, from furnishing nonpublic information regarding the Company or any of its Subsidiaries to, or entering into or participating in discussions or negotiations with, any person in response to (x) an unsolicited, written Company Acquisition Proposal that the Board of Directors of the Company concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably lead to a Company Superior Offer or (y) an unsolicited inquiry relating to a Company Acquisition Proposal by a person that the Board of Directors of the Company determines is credible and reasonably capable of making a Company Superior Offer (an “Inquiry”), if (1) such Company Acquisition Proposal or Inquiry did not result from a breach of this Section 5.3(a) (other than any such breach that is unintentional and immaterial in effect), (2) the Company gives to Parent the notice required by Section 5.3(b) and (3) the Company furnishes any nonpublic information provided to the maker of the Company Acquisition Proposal or Inquiry only pursuant to a confidentiality agreement between the Company and such person on terms no less favorable to the Company than the Confidentiality Agreement (provided, that such confidentiality agreement shall not in any way restrict the Company from complying with its disclosure obligations under this Agreement, including with respect to such proposal), and such furnished information is delivered promptly to Parent (to the extent such information has not been previously furnished or made available by the Company to Parent) or (B) the Company from taking and disclosing to its shareholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to any Company Acquisition Proposal; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement and in no event shall the Company or the Company’s Board of Directors or a committee thereof take any action that would constitute a Company Change of Recommendation in respect of a Company Acquisition Proposal other than in compliance with Section 5.3(c).

(b)           The Company shall promptly, and in no event later than 48 hours, after its receipt of any Company Acquisition Proposal or any request for nonpublic information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal, advise Parent orally and in writing of such Company Acquisition Proposal or request, including providing the identity of the person making or submitting such Company Acquisition Proposal or request, and, (x) if it is in writing, a copy of such Company Acquisition Proposal and any related draft agreements and (y) if oral, a reasonably detailed summary of any such Company Acquisition Proposal or request.  The Company shall keep Parent reasonably informed in all material respects on a prompt basis with respect to the status of, including any change to the status or material terms of, any such Company Acquisition Proposal.

(c)           Except as contemplated by this Section 5.3(c), neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify, or resolve to or publicly propose to withhold, withdraw, qualify or modify the Company Recommendation in a manner adverse to Parent, (B) following the date any Company Acquisition Proposal or any material modification thereto is first made public, sent or given to the shareholders of the Company, fail to issue a press release that expressly reaffirms the Company Recommendation within five (5) business days following Parent’s written request to do so (which request may only be made once with respect to any such Company Acquisition Proposal and each material modification thereto) or (C) approve, adopt or recommend any Company Acquisition Proposal (each such action set forth in clauses (A) through (C) above being a “Company Change of Recommendation”) or (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract (other than the confidentiality agreement referred to in Section 5.3(a)) or any tender offer providing for, with respect to, or in connection with any Company Acquisition Proposal.  Notwithstanding the foregoing, the Board of Directors of the Company may at any time prior to receipt of the Company Shareholder Approval, in respect of a Company Acquisition Proposal, (i) make a Company Change of Recommendation and/or (ii) terminate this Agreement pursuant to Section 7.1(h) of this Agreement, if and only if:  (A) a Company Acquisition Proposal is made to the Company by a third party, and such offer is not withdrawn; (B) the Company’s Board of Directors determines after consultation with its financial advisors and outside legal counsel that such offer constitutes a Company Superior Offer and (C) the Company Board of Directors has provided to Parent five (5) business days prior written notice of its intent to take such action (which notice shall include the reasonable details regarding the cause for, and nature of, the Company Change of Recommendation) and, if requested by Parent, negotiated in good faith with Parent during such five (5) business day period regarding revisions to this Agreement which would avoid such Company Change of Recommendation and/or termination.

The Board of Directors of the Company may not, in respect of a Company Acquisition Proposal, make a Company Change of Recommendation in a manner adverse to Parent except in compliance in all respects with this Section 5.3(c)and Section 7.1(h).  For the avoidance of doubt, a change of the Company Recommendation to “neutral” is a Company Change of Recommendation.

(d)           As used in this Agreement:

(i)            “Company Acquisition Proposal” shall mean any bona fide offer, inquiry, proposal or indication of interest received from a third party (other than an offer, inquiry, proposal or indication of interest by a party to this Agreement) relating to any Company Acquisition Transaction;

(ii)           “Company Acquisition Transaction” shall mean any transaction or series of transactions involving:  (a) any merger, consolidation, share exchange, recapitalization, business combination or similar transaction involving the Company other than the Transactions; (b)  any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or “Group” (as defined in the Exchange Act) of persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of any class of equity securities of the Company; (c) any direct or indirect acquisition of any business or businesses or of assets that constitute or account for twenty percent (20%) or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; or (d) any liquidation or dissolution of the Company or any of its Subsidiaries; and

(iii)          “Company Superior Offer” shall mean a Company Acquisition Proposal (provided that for purposes of this definition, references to twenty percent (20%) in the definition of Company Acquisition Transaction shall be deemed to be references to fifty percent (50%)) that the Company’s Board of Directors determines, in good faith after consultation with its financial advisors and outside legal counsel taking into account all financial, legal and regulatory terms and conditions of the Company Acquisition Proposal (including  any conditions to and expected timing of consummation and, any risks of non-consummation of such Company Acquisition Proposal) to be more favorable to the Company and its shareholders (in their capacity as shareholders) as compared to the Transactions, including the Merger, and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by Parent.

Section 5.4             Proxy Statement; Company Shareholders’ Meeting.

(a)           As soon as reasonably practicable following the date of this Agreement (but in no event later than 60 days), the Company shall prepare and file with the SEC the preliminary Proxy Statement.  Each of the preliminary Proxy Statement and the Proxy Statement will comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.  The Company will respond as promptly as practicable to any comments or requests of the SEC on the preliminary Proxy Statement and the Company shall use reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders, in each case as promptly as reasonably practicable after the Company learns that the Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon.  Each of Parent and Merger Sub shall furnish to the Company all information concerning itself that is required or customary for inclusion in the Proxy Statement.  The information provided by any party for use in or incorporation by reference in the Proxy Statement shall be true and correct, in all material respects, at the dates mailed to the Company’s shareholders and at the time of the Company Shareholders’ Meeting, without omission of any material fact that is required to make such information not false or misleading.  Except for annual, quarterly and current reports filed or furnished with the SEC under the Exchange Act, which may be incorporated by reference therein (but subject to Section 5.8), no filing of, or amendment or supplement to the Proxy Statement will be made by the Company without Parent’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing Parent the opportunity to review and comment thereon.  The Company will advise Parent promptly after it receives oral or written notice of any oral or written request by the SEC for amendment of the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide Parent with copies of any written communication from the SEC or any state securities commission.  If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the shareholders of the Company.  No representation, covenant or agreement is made by any party hereto with respect to information supplied by any other party for inclusion on the Proxy Statement.

(b)           The Company shall promptly take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, a meeting of its shareholders to be held as promptly as practicable to consider the adoption of this Agreement and the approval of the Transactions including the Merger (the “Company Shareholders’ Meeting”).  Unless there shall have been a Company Change of Recommendation in accordance with the terms of this Agreement, the Company will, through its Board of

Directors, convene and hold the Company Shareholders’ Meeting, recommend that its shareholders adopt this Agreement and approve the Transactions, including the Merger, and will use commercially reasonable efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and the approval of the Transactions, including the Merger, and to take all other action necessary or advisable to secure the vote or consent of its shareholders required by the rules of the NYSE or applicable Laws to obtain such approvals.

(c)           The Company shall take all action necessary to comply timely with applicable notification requirements under applicable Law in respect of any Company Benefit Plan holding Company Common Stock, including causing any Company Benefit Plan administrator to issue any such notices.

Section 5.5             Employee Matters.

(a)           For a period of at least two (2) years following the Effective Time (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each current and former Company Employee, other than such employees covered by collective bargaining agreements, compensation and employee benefits (exclusive of equity-based compensation or benefits) that are no less favorable, in the aggregate, than the compensation and benefits provided to current and former Company Employees (as the case may be) immediately before the Effective Time; provided, that Parent shall be entitled to make modifications thereto to the extent such modifications do not result in compensation and benefits for the Company Employees not covered by collective bargaining agreements that are less favorable in the aggregate than that which is then provided to similarly situated employees of Parent not covered by collective bargaining agreements; provided, further, that nothing herein shall prohibit Parent or the Surviving Corporation from terminating the employment of any Company Employee to the extent permitted by applicable Laws; and provided, further, that, to the extent permitted by applicable Law, notwithstanding the foregoing provisions of this Section 5.5(a), (i) during the period beginning at the Effective Time and ending December 31, 2013, Parent shall cause The Dayton Power and Light Retirement Income Plan to remain in effect in respect of Company Employees (exclusive of those employed subject to a collective bargaining agreement) hired before January 1, 2011 and participating therein immediately before the Effective Time on terms and conditions no less favorable than those in effect immediately before the Effective Time and (ii) if benefit accruals in respect of such Company Employees are reduced or eliminated under The Dayton Power and Light Retirement Income Plan after December 31, 2013, such Company Employees shall be fully vested in their benefit accrued under such plan as of the effective time of such reduction or elimination.

(b)           For purposes of vesting, eligibility to participate and accrual and level of benefits under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited for his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company employee benefit plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or to benefit accrual under a defined benefit pension plan.  In addition, and without limiting the generality of the foregoing, (A) Parent shall cause each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan set forth on Section 3.12(a) of the Company Disclosure Schedule in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)           With respect to any employee actively employed by the Company or its Subsidiaries at the Effective Time whose terms and conditions of employment are governed by the Compact by and between the Company and Local 175, Utility Workers Union of America, AFL-CIO (the “Compact”) (each, a “Represented Employee”), Parent agrees to honor or cause to be honored the Compact in effect as of the Effective Time and to continue all terms and conditions of employment applicable to such Represented Employee under their respective collective bargaining agreements through the expiration, modification or termination of such agreements in conformity with applicable Law.

(d)           The Company shall adopt a retention program for key employees prior to the Closing in accordance with Section 5.5(d) of the Company Disclosure Schedule.

(e)           If and to the extent not paid by the Company prior to the Closing, Parent shall, or shall cause the Surviving Corporation to, pay, when such payments would have been due in the ordinary course, to each person who, as of immediately prior to the Closing, was eligible to and participated in the Company’s annual bonus plans with respect to fiscal year 2011 (each an “Eligible Company Employee”), the amount earned and payable to such Eligible Company Employee for the performance period ending December 31, 2011, determined in accordance with the individual and other performance targets established under such plans in respect of such period, adjusted for costs incurred by the Company in connection with the Transactions.

(f)            During the period beginning at the Effective Time and ending December 31, 2013, Parent shall cause the Company and its Subsidiaries not to implement any involuntary workforce reductions that would result in the Company and its Subsidiaries employing substantially fewer individuals in the aggregate than they employed (exclusive of officers and management employees of the Company who are covered by change in control agreements) immediately before the Effective Time; provided, that, the requirements of this sentence shall not apply if a material adverse effect on the Surviving Corporation or any of its Subsidiaries or any

of their respective material assets shall have occurred and is continuing; and, provided, further, that, for avoidance of doubt, nothing herein shall prohibit Parent, Surviving Corporation or any of or their respective Subsidiaries from terminating the employment of any Company Employee to the extent permitted by applicable Laws.

Section 5.6             Regulatory Approvals; Third-Party Consents; Reasonable Best Efforts.

(a)           Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Transactions, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals, including the Company Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b)           Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall as promptly as practicable following the date of this Agreement, but in any event within thirty (30) days, use reasonable best efforts to (i) make all necessary filings and thereafter make any other required submissions in respect of each of the Company Approvals and the Parent Approvals, (ii) cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the Transactions and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals, (iii) subject to Section 5.6(d), take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the Transactions, including taking all such further action as may be necessary to resolve such objections, if any, as the FERC, the United States Federal Trade Commission (the “FTC”), the PUCO, the SEC, the FCC, the Antitrust Division of the United States Department of Justice (the “DOJ”) or competition authorities of any other nation may assert under Regulatory Law with respect to the Transactions so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the End Date), including (A) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition or limitation on usage of such assets or businesses of Parent or its Subsidiaries or affiliates or of the Company or its Subsidiaries, (B) otherwise taking or committing to take actions that after the Closing Date would limit Parent’s or its Subsidiaries’ (including the Surviving Corporation’s) or its affiliates’ freedom of action with respect to, or its or their ability to retain, one or more of its or its Subsidiaries’ (including the Surviving Corporation’s) businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing or materially delaying the Closing, (C) taking or committing to take actions to maintain the credit rating of DP&L at investment grade levels, (D) accepting financial restrictions on Parent or its Subsidiaries or affiliates or on the Company or its Subsidiaries and (E) accepting governance and operational restrictions, including restrictions on the scope of the business of Parent or its Subsidiaries or affiliates or of the Company or its Subsidiaries and taking or committing to take actions related to customary “ring-fencing” at the Company and (iv) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the Transactions, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions.  The Company and Parent will include in their applications filed for approval with the PUCO their intention to (i) use customary ring-fencing protection at the Company with respect to the Transactions and (ii)  reasonably provide for Company officials in Ohio related to the resolution of consumer disputes.  The Company and Parent shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity.  Each of the Company and Parent agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed Transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(c)           In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Regulatory Law, each of the Company and Parent shall (i) give the other party prompt notice of the commencement or threat of commencement of any such action or proceeding by or before any Governmental Entity with respect to any of the Transactions, (ii) keep the other party informed as to the status of any such action or proceeding or threat thereof and (iii) cooperate in all respects with each other and use their respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d)           Notwithstanding anything in this Agreement to the contrary, “reasonable best efforts” shall not require, any party to sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of any asset, or conduct or agree to conduct its business in any particular manner, agree to or accept any condition or take any other action, as may be required to resolve objections if any, of the FERC, the FTC, the PUCO or the DOJ, in each case if such sale, separation or disposition, agreement, conduct or action with respect thereto would individually or in the aggregate reasonably be expected to have, (x) for the Company, a Company Material Adverse Effect or (y) for Parent, a material adverse effect on the business, financial condition, assets, liabilities, operations or results of operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger and the terms and conditions of the Company Approvals and the Parent Approvals (provided that for the purpose of determining whether a potential adverse effect on the Parent and its Subsidiaries would constitute a material adverse effect for the purposes of this Section 5.6, Parent and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of the Company, together with each of its Subsidiaries, taken as a whole).  The Company, Parent and their respective Subsidiaries will consult with each other prior to agreeing to any merger requirements sought by any regulator.  Nothing in this Section 5.6 shall obligate Parent or the Company or any of their respective Subsidiaries to take any action that is not conditioned on the Closing.

(e)           Parent shall not, and shall cause its Subsidiaries not to, enter into a definitive agreement to acquire (i) any regulated electric or gas distribution utility in the State of Ohio, other than the Transactions contemplated in this Agreement, that would present a material risk of materially delaying or making it materially more difficult for the Parent, Merger Sub or the Company to obtain the approval of the PUCO with respect to the Transactions contemplated in this Agreement, or (ii) significant electric generation assets of clearly sufficient magnitude in the relevant market, that would present a material risk of materially delaying or making it materially more difficult for the Parent, Merger Sub or the Company to obtain the approval of FERC with respect to the Transactions contemplated in this Agreement (any such acquisition, a “Contrary Action”).

(f)            As used in this Agreement, “Regulatory Law” means the Sherman Act of 1890 as amended, the Clayton Antitrust Act of 1914 as amended, the HSR Act, the FPA, the Atomic Energy Act, the rules and regulations of the PUCO and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii)  protect the national security or the economy of any nation.

Section 5.7             Takeover Statute; Shareholder Rights Plan.  If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.  If any takeover plan or agreement may become, or purport to be, applicable to the Transactions, the Company shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such plan or agreement on the Transactions.

Section 5.8             Public Announcements.  Except with respect to a Company Change of Recommendation or any action taken by the Company or Parent or their Boards of Directors pursuant to, and in accordance with, Section 5.3 (or in response thereto), so long as this Agreement is in effect, the parties shall use reasonable best efforts to consult with each other before issuing any press release or making any public announcement relating to this Agreement or the Transactions and, except for any press release or public announcement as may be required by applicable Law, court process or any listing agreement with any national securities exchange, shall use reasonable efforts not to issue any such press release or make any such public announcement without consulting the other parties.  Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.

Section 5.9             Indemnification and Insurance.

(a)           From and after the Effective Time, Parent shall cause the Surviving Corporation to honor all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective articles of incorporation or codes of regulations or other organization documents or in any agreement to which the Company or any of its Subsidiaries is a party, which rights shall survive the Merger and shall continue in full force and effect to the extent permitted by Law.  For a period of six (6) years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of the Company’s Subsidiaries’ articles of incorporation or codes of regulations or similar organization documents in effect as of the date hereof or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.  At the Effective Time Parent assumes, becomes jointly and severally liable for, and will honor, guaranty and stand surety for, and shall cause the Surviving Corporation and the Subsidiaries of Parent to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9 without limit as to time.

(b)           Without limitation to the foregoing, from and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer and employee of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement (provided that any Action may only be settled with the prior written consent of Parent, not to be unreasonably withheld) in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries occurring or alleged to have occurred before or at the Effective Time (including acts or omissions in connection with such persons approving this Agreement and the transactions contemplated hereby and serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company).  In the event of any such Action, (i) the Indemnified Party shall have the right to select its own counsel, which counsel shall be reasonably satisfactory to the Surviving Corporation, and (ii) any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under the business corporation law of the Surviving Corporation’s state of incorporation and the certificate of incorporation or by-laws of the Surviving Corporation shall be made by independent counsel mutually acceptable to the Surviving Corporation and the Indemnified Party.  The Indemnified Parties as a group may retain only one law firm with respect to each related matter except to the extent there is, in the opinion of counsel to an Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of such Indemnified Party and any other Indemnified Party or Indemnified Parties.  Parent and the Surviving Corporation shall each cooperate with the Indemnified Party in the defense of any such Action.

(c)           For a period of six (6) years from the Effective Time, Parent shall cause to be maintained (on terms and conditions no less advantageous to the indemnified parties) in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Closing Date maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, however, that in lieu of the foregoing insurance coverage, Parent may direct the Company to purchase “tail” insurance coverage (on terms and conditions no less advantageous to the indemnified parties), at a cost no greater than the aggregate amount which the Surviving Corporation would be permitted to spend during the six-year period provided for in this Section 5.9(c), that provides coverage no materially less favorable than the coverage described above.

(d)           Parent shall cause the Surviving Corporation to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

(e)           The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of restatement or bylaws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the OGCL or otherwise.  The provisions of this Section 5.9 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f)            In the event that the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.9.

Section 5.10           Control of Operations.  Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (i) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.11           Transition Committee.  On or following the date hereof, the Company and Parent shall form a transition committee (“Transition Committee”) comprised of three members appointed by Parent and two members appointed by the Company, which Transition Committee shall be tasked with monitoring compliance with the terms of this Agreement, liaising with the Company’s management team regarding the Transactions and making recommendations to the parties with respect to certain decisions that may be required in advance of the Closing.  The Transition Committee will meet as often as its members deem is necessary (but in any event at least two times per month) and upon the call of either party.  The Transition Committee will have access, consistent with the terms of this Agreement, to Company personnel and records; provided, however, that the Transition Committee will neither direct nor interfere with the day to day management or operations of the business of the Company.

Section 5.12           Notification of Certain Matters; Shareholder Litigation.

(a)           Each of the Company and Parent shall give prompt written notice to the other (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that is reasonably likely to result in any of the conditions set forth in Article VI not being able to be satisfied prior to the End Date.

(b)           Prior to the Effective Time, the Company shall give prompt notice to Parent, of any actions, suits, claims or proceedings commenced or, to the knowledge of the Company, threatened against the Company or its Subsidiaries which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense and settlement of any shareholder litigation against the Company and/or its directors relating to this Agreement and the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed).

Section 5.13           Financing.

(a)           The Company shall, and shall cause its Subsidiaries to, at the sole expense of the Parent use its and their reasonable best efforts to provide such cooperation as may be reasonably requested by the Parent in connection with the financing of the Transactions, if any, including using reasonable best efforts to (i) cause appropriate officers and employees to be available, on a customary and reasonable basis and upon reasonable notice, to meet with ratings agencies and prospective lenders and investors in presentations, meetings, road shows and due diligence sessions, (ii) provide reasonable assistance with the preparation of any ratings presentations, information memos, offering memoranda or other marketing and disclosure documents and customary information in connection therewith, including the preparation of appropriate discussions of business, financial statements, pro forma financials, projections, management discussion and analysis, and other customary financial data of the Company and its Subsidiaries, all for use in connection therewith and an audit of the financial statements in accordance with GAAP and applicable Law by independent certified public accountants, (iii) provide any financing sources with reasonable access to the properties, books and records of the Company and its Subsidiaries, execute and deliver any customary certificates, authorization letters, pledge or security documents or other customary definitive financing documents and related documents and certificates as may be reasonably requested by the Parent and (iv) direct its independent accountants and counsel to provide customary and reasonable assistance to the Parent including in connection with providing customary comfort letters and opinions of counsel; provided, that the actions contemplated in the foregoing clauses (i) through (iv) do not (A) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries, (B) cause any representation or warranty in this Agreement to be breached, (C) cause any condition to Closing set forth in Article VI to fail to be satisfied or otherwise cause any breach of this Agreement, (D) require the Company or any of its Subsidiaries to pay any out-of-pocket fees or expenses prior to the Closing that are not promptly reimbursed by the Parent as set forth in Section 5.13(b), (E) involve any binding commitment by the Company or any of its Subsidiaries which commitment is not conditioned on the Closing and does not terminate without liability to the Company or any of its Subsidiaries upon the termination of this Agreement or (F) cause any director, officer or employee of the Company or any of its Subsidiaries to incur any personal liability.

(b)           Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 5.13(a) and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by any of them in connection with the arrangement of financing and any information used in connection therewith.  The provisions of this Section 5.13(b) shall survive (i) any termination of this Agreement pursuant to Article VII and (ii) the consummation of the Merger, and are expressly intended to benefit, and are enforceable by, the Company, its Subsidiaries and their respective Representatives.

(c)           Notwithstanding anything contained in this Agreement to the contrary, the Parent expressly acknowledges and agrees that the Parent’s and Merger Sub’s obligations hereunder are not conditioned in any manner upon the Parent or Merger Sub obtaining any financing.  The failure, for any reason, of the Parent and the Merger Sub to have sufficient cash available on the Closing Date to pay the Merger Consideration in accordance with Article II hereof and/or the failure to so pay the Merger Consideration on the Closing Date shall constitute a willful and material breach of this Agreement.

Section 5.14           Company’s Credit Facilities and Maturing Debt.

(a)           Prior to the Closing, the Company shall use its reasonable best efforts to obtain consents or waivers from the lenders with respect to credit facilities and letter of credit facilities of the Company and any of its Subsidiaries containing change in control provisions so as to permit the consummation of the Merger; provided, however, that the Company shall not be required to make any payment in connection with securing such consents or waivers unless Parent agrees to make any such payment on behalf of the Company.

(b)           Prior to Closing, the Company or the relevant Subsidiary of the Company shall use their respective commercially reasonable efforts (including offering the lenders who commit to any refinancing of credit facilities or other outstanding indebtedness contemplated by Section 5.14(b) of the Company Disclosure Schedule the opportunity to be underwriters in any such refinancing) to take or cause to be taken the actions set forth on Section 5.14(b) of the Company Disclosure Schedule; provided, that the Company or the relevant Subsidiary of the Company may only amend, restate or refinance a credit facility or other outstanding indebtedness pursuant to this Section 5.14(b) after giving Parent a reasonable opportunity to review in advance the terms of such amendment, restatement or refinancing and considering in good faith Parent’s reasonable views of such terms.  The Company shall keep Parent reasonably informed in all material respects on a reasonably prompt basis with respect to the status of, including any change to the status or material terms of, the actions set forth on Section 5.14(b) of the Company Disclosure Schedule.  In connection with taking the actions set forth on Section 5.14(b) of the Company Disclosure Schedule, the Company or the relevant Subsidiary of the Company shall, in connection with any amendment, restatement or refinancing, use its reasonable best efforts to concurrently secure, in a form reasonably acceptable to Parent, fully executed consents, waivers or other approvals from sufficient lenders under each such amended, restated or refinanced credit facility or other outstanding indebtedness, such that the Transactions will not cause, and will not have the effect of causing, any change of control, put, call, acceleration, default, event of default, termination event or other similar consequence under any such amended, restated or refinanced credit facility or other outstanding indebtedness; provided, that the Company shall not be required to make any payment in connection with securing such consents or waivers unless Parent agrees to make any such payment on behalf of the Company.

Section 5.15           Corporate Offices.  The Surviving Corporation shall cause to maintain the Company’s and DP&L’s operating headquarters in the Dayton, Ohio area for a period of at least two (2) years following the Merger (unless required to relocate such headquarters as a result of a decision issued by the PUCO or other Governmental Entity).

Section 5.16           Corporate Name.  The Surviving Corporation shall (i) cause DP&L to maintain the name “The Dayton Power and Light Company” and (ii) cause DP&L to maintain local decision-making authority in each case for a period of at least two (2) years following the Merger (unless required to change any such name as a result of a decision issued by the PUCO or other Governmental Entity).

Section 5.17           Corporate Contributions.  After the Effective Time and for a period of two (2) years thereafter, the Surviving Corporation shall cause DP&L to provide corporate contributions and community support in the Dayton, Ohio area at levels substantially consistent with the levels of charitable contributions and community support provided by the Company and its Subsidiaries in such region as set forth in the Company’s budget for 2011, the amount of which has been previously disclosed to Parent.

Section 5.18           Parent and Merger Sub Additional Agreements.

(a)           Without the prior consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), Parent and Merger Sub shall not, and shall not permit their respective Subsidiaries to, enter into or amend any contract, or take any other action, if such contract, amendment of a contract or action would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or the Transactions.

(b)           Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.  Parent shall or shall cause its Subsidiaries to, promptly following execution of this Agreement, approve and adopt this Agreement in its capacity as sole shareholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the articles of incorporation and code of regulations of Merger Sub.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1             Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties) at or prior to the Effective Time of the following conditions:

(a)           The Company Shareholder Approval shall have been obtained.

(b)           No (i) temporary restraining order or preliminary or permanent injunction or other order by any Federal or state court or other tribunal of competent jurisdiction preventing consummation of the Merger or (ii) applicable Federal or state law prohibiting consummation of the Merger (collectively, “Restraints”) shall be in effect.

(c)           The FERC Approval and an order of the PUCO approving, or determining that no approval is required, shall have been obtained, the expiration of the waiting period required under the HSR Act shall have occurred (all such permits, approvals, filings and consents and the lapse of such waiting period being referred to as the “Requisite Regulatory Approvals”), and all such Requisite Regulatory Approvals shall be in full force and effect.

Section 6.2             Conditions to Obligation of the Company to Effect the Merger.  The obligation of the Company to effect the Merger is further subject to the fulfillment of, or the waiver by the Company on or prior to the Effective Time of, the following conditions:

(a)           The representations and warranties of Parent and Merger Sub set forth herein shall be true and correct both when made and at and as of the Effective Time, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)           Each of Parent and Merger Sub shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)           Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

Section 6.3             Conditions to Obligation of Parent to Effect the Merger.  The obligation of Parent and Merger Sub to effect the Merger is further subject to the fulfillment of, or the waiver by the Parent on or prior to the Initial Date or Effective Time (as the case may be) of, the following conditions:

(a)           The representations and warranties of the Company set forth herein (i) with respect to Section 3.2(a), Section 3.3(a), Section 3.23 and Section 3.24 shall be true and correct both when made and at and as of the Initial Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in all respects (except in the case of Section 3.2(a) for such inaccuracies as are de minimis in the aggregate) and (ii) with respect to all other representations and warranties shall be true and correct both when made and at and as of the Initial Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (ii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)           The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)           A Company Material Adverse Effect shall not have occurred, since the date hereof to the Initial Date.

(d)           The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b), and 6.3(c) have been satisfied.

(e)           (i) the Company Approvals and the Parent Approvals shall have been obtained (including, in each case, the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Transactions, including the Merger) at or prior to the Effective Time, and such approvals shall have become Final Orders and (ii) such Final Orders of the FERC, the FTC, the DOJ or the PUCO shall not impose terms or conditions that would individually or in the aggregate reasonably be expected to have,  (x) for the Company, a Company Material Adverse Effect or, (y) for Parent, a material adverse effect on the business, financial condition, assets, liabilities, operations or results of operations of Parent and its Subsidiaries, taken as a whole, after giving effect to the Merger and the terms and conditions of the Company Approvals and the Parent Approvals (provided that for the purpose of determining whether a potential adverse effect on the Parent and its Subsidiaries would constitute a material adverse effect for the purposes of this Section 6.3, Parent and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of the Company, together with each of its Subsidiaries, taken as a whole).  “Final Order” means action by the relevant Governmental Entity that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the Transactions may be consummated (a “Final Order Waiting Period”) has expired and as to which all conditions to the consummation of the Transactions prescribed by Law, regulation or order required to be satisfied at or prior to the Effective Time have been satisfied.

Section 6.4             Frustration of Closing Conditions.  Neither the Company nor Parent may rely, as a basis either for not consummating the Transactions, including the Merger, or terminating this Agreement and abandoning the Transactions, including the Merger, on the failure of any condition set forth in Section(s) 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any material provision of this Agreement or failure to use its reasonable best efforts to consummate the Transactions, including the Merger, as required by and subject to Section 5.6.

ARTICLE VII

TERMINATION

Section 7.1             Termination or Abandonment.  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Merger by the shareholders of the Company:

(a)           by the mutual written consent of the Company and Parent;

(b)           by either Parent or the Company if the Merger shall not have been consummated on or prior to the twelve (12) month anniversary of the date hereof (the “End Date”), provided, however, that if all of the conditions to Closing shall have been satisfied or shall be then capable of being satisfied (other than the conditions set forth in Section 6.1(b) and Section 6.3(e)), the End Date may be extended by Parent or the Company from time to time by written notice to the other party up to a date not beyond an additional three (3) months after the original End Date, the latest of any of which dates shall thereafter be deemed to be the End Date; and if the End Date (as it may be extended pursuant to this Section 7.1(b) shall occur during any Final Order Waiting Period, the End Date shall be extended until the twentieth (20th) business day after the expiration of such Final Order Waiting Period); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement, which in the case of Parent, shall include any Contrary Action by Parent or any of its Subsidiaries;

(c)           by either the Company or Parent if any Restraint having any of the effects set forth in Section 6.1(b) shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used its reasonable best efforts to prevent the entry of and to remove such Restraint;

(d)           by either the Company or Parent if the Company Shareholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval contemplated by this Agreement shall not have been obtained; provided, however, that the right to terminate under this Section 7.1(d) shall not be available to the Company where the failure to obtain the Company Shareholder Approval shall have been caused by or related to the Company’s material breach of this Agreement;

(e)           by the Company, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) is not cured within thirty (30) days of receipt of the written notice contemplated by the proviso below in this Section 7.1(e) or cannot be cured by the End Date, provided, that the Company shall have given Parent written notice, delivered at least thirty (30) days prior to such termination (but no later than the expected Closing Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination;

(f)            by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) is not cured within thirty (30) days of receipt of the written notice contemplated by the proviso below in this Section 7.1(f) or cannot be cured by the End Date, provided, that Parent shall have given the Company written notice, delivered at least thirty (30) days prior to such termination (but no later than the expected Closing Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination;

(g)           by Parent, in the event that the Company or any of its Subsidiaries or their respective directors or officers shall have breached in any material respect adverse to Parent any of their respective obligations under Section 5.3;

(h)           by the Company, at any time prior to obtaining the Company Shareholder Approval, in order to enter into a written definitive agreement for a Company Superior Offer, if the Company has complied with its obligations under Section 5.3(c); provided, however, that any such purported termination by the Company pursuant to this Section 7.1(h) shall be void and of no force or effect unless the Company pays to Parent the Company Termination Fee in accordance with Section 7.2; and

(i)            by Parent, if there has been a Company Change of Recommendation.

In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall terminate (except for the provisions of Sections 5.13(b), 7.2, 8.2, 8.4, 8.5 and 8.6), and there shall be no other liability on the part of the Company or Parent to the other except under such provisions, or for liability arising out of fraud or intentional or material breach of this Agreement or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.2             Effect of Termination.

(a)           Parent and the Company agree that (i) if this Agreement is terminated by (A) Parent pursuant to Section 7.1(g) or Section 7.1(i) or (B) the Company pursuant to Section 7.1(h) or (ii) (A) if this Agreement is terminated by Parent pursuant to Section 7.1(f) and the breach or other circumstance giving rise to such termination was willful, or by the Company or Parent pursuant to Section 7.1(b) or Section 7.1(d), (B) prior to any such termination, any person (other than Parent or its affiliates) shall have made a Company Acquisition Proposal which shall have been publicly announced or disclosed (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make a Company Acquisition Proposal) and (C) within twelve (12) months after such termination of this Agreement, the Company shall have entered into an agreement to consummate, or shall have consummated, a Company Acquisition Transaction, then the Company shall pay to Parent the Company Termination Fee.  Any Company Termination Fee shall be paid to Parent by the Company in immediately available funds (x) upon termination of this Agreement in the case of a termination pursuant to clause (i)(B) above, (y) within five (5) business days after termination in the case of a termination pursuant to clause (i)(A) above and (z) upon the execution of or entrance into a definitive agreement with respect to a Company Acquisition Transaction in the case of a termination pursuant to clause (ii) above.

(b)           As used in this Agreement, “Company Termination Fee” shall mean $106,000,000; provided, however, that (i) if this Agreement is terminated by the Company pursuant to Section 7.1(h) in connection with the execution by the Company of a written definitive agreement for a Company Superior Offer with an Excluded Party, the “Company Termination Fee” shall mean $53,000,000.  “Excluded Party” means a person from whom the Company received during the period commencing on the date of this Agreement and ending at 11:59 p.m., New York time, on the thirtieth (30th) day following the date of this Agreement (the “Initial Period”), an unsolicited written Company Acquisition Proposal that the Board of Directors of the Company concluded in good faith during the 48-hour period commencing upon the expiration of the Initial Period, after consultation with its financial and outside legal counsel, constitutes or could reasonably lead to a Company Superior Proposal and promptly provides written notification to Parent of the same; provided that a person that is an Excluded Party shall cease to be an Excluded Party upon the earliest of: (A) 11:59 p.m. on the date that is fifteen (15) days after the expiration of the Initial Period; (B) the withdrawal, termination or expiration of such Company Acquisition Proposal; or (C) the time as of which such Company Acquisition Proposal, as determined by the Board of Directors of the Company in its sole discretion, no longer constitutes, or could not reasonably lead to a Company Superior Offer.

(c)                                  Upon payment of the Company Termination Fee in accordance with this Section 7.2, the Company shall have no further liability to the Parent or its shareholders with respect to this Agreement or the Transactions; provided, that nothing herein shall release any party from liability for intentional breach or fraud.  The parties acknowledge and agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

ARTICLE VIII

MISCELLANEOUS

Section 8.1                                      Survival.  The parties agree that the terms of the Confidentiality Agreement shall survive any termination of this Agreement pursuant to Article VII and, in the event of the termination of this Agreement pursuant to Article VII, all references to “the date hereof” in the Confidentiality Agreement shall be deemed to be the date of such termination.  None of the representations, warranties, covenants and agreements in this Agreement or in any certificate, document or instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2                                      Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the party incurring or required to incur such expenses.

Section 8.3                                      Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy or otherwise) to the other parties.

Section 8.4                                      Governing Law.  This Agreement shall be governed by and construed in accordance with (a) the Laws of the State of Ohio with respect to matters, issues and questions relating to the Merger or the duties of the Board of Directors of the Company or Merger Sub, (b) the Laws of the State of Delaware with respect to matters, issues and questions relating to the fiduciary duties of the Board of Directors of Parent and (c) the Laws of the State of New York with respect to all other matters, issues and questions, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 8.5                                      Jurisdiction; Specific Enforcement.

(a)                                  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Federal court located in the Borough of Manhattan in the City of New York.  Without limitation of the foregoing and notwithstanding anything in this Agreement to the contrary, the parties hereby further acknowledge and agree that prior to the Closing, in addition to any other remedy that may be available to it, including monetary damages,  Parent shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 5.6 and the Company shall be entitled to specific performance, (i) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, Section 5.6, and (ii) if (a) all conditions in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied and (b) Parent and Merger Sub fail to complete the Closing by the Closing Date, to cause Parent and/or Merger Sub to prevent or cure breaches of this Agreement by Parent or Merger Sub and/or to enforce specifically the terms and provisions of this Agreement, including to cause Parent and/or Merger Sub to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement.  Notwithstanding the foregoing, the Company hereby agrees that it has shall have no right of recovery against, and no liability shall attach to (including, in each case, with respect to any actual or claimed loss of damages of any kind of the Company, its subsidiaries, affiliates, representatives, stockholders or any other person claiming by, through or for the benefit of the Company) any person or entity (including any financing sources) other than the Parent, whether by or through attempted piercing of the corporate veil, or by or through a claim by or on behalf of the Parent, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, or through a claim based in tort, contract, statute or otherwise.  The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.  In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Federal court located in the Borough of Manhattan in the City of New York.  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid court and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid court.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named court for any reason other than the failure to serve in accordance with this Section 8.5, (b) any claim that it or its property is exempt or immune from jurisdiction of such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Laws, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court.

(b)                                 Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind, whether in law or in equity, whether in contract or in tort or otherwise, against any financing sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to any debt financing commitments related hereto in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the Federal courts located in the Borough of Manhattan in the City of New York.

Section 8.6                                      WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY LEGAL PROCEEDING INVOLVING ANY FINANCING SOURCES).

Section 8.7                                      Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission (provided, that any notice received by facsimile transmission or otherwise at the addressee’s location on any non-business day or any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day), by reliable overnight delivery service (with proof of service) or hand delivery, addressed as follows:

To the Company:

DPL Inc.
1065 Woodman Drive
Dayton, Ohio 45432
Facsimile: (937) 259-7386
Attention:	Frederick J. Boyle,
Senior Vice President and Chief Financial Officer
Arthur G. Meyer
Senior Vice President and General Counsel

with copies to:

Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
Facsimile:	(212) 504-6666
Attention:	Dennis J. Block, Esq.
William P. Mills, Esq.

To Parent or Merger Sub:

The AES Corporation
4300 Wilson Boulevard
Arlington, Virginia 22203
Facsimile:	(703) 528-4510
Attention:	Brian A. Miller, Executive Vice President
General Counsel and Corporate Secretary

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Facsimile:  (202) 661-8238
Attention:  Pankaj K. Sinha, Esq.

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered.  Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8                                      Disclosure Schedules.  The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement (regardless of the absence of an express reference or cross-reference in a particular Section of this Agreement or a particular Section of either the Company Disclosure Schedule or Parent Disclosure Schedule), but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent.

Section 8.9                                      Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except for assignments by Merger Sub to a wholly-owned direct or indirect Subsidiary of Parent.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.10                                Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction.  If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.11                                Entire Agreement; No Third-Party Beneficiaries.  This Agreement (including the schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof.  This Agreement is not intended to and shall not confer upon any person other than the parties hereto any rights or remedies hereunder except (i) as specifically provided in Section 5.9 and Section 5.13(b), (ii) that the Company shall have the right to pursue damages on behalf of its shareholders in the event of Parent or Merger Sub’s breach or wrongful termination of this Agreement, which right is hereby acknowledged by Parent and Merger Sub and (iii) any financing sources shall be direct and irrevocable third party beneficiaries of the agreements and covenants contained in Section 8.5 and Section 8.6.

Section 8.12                                Amendments; Waivers.  At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company.  Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.13                                Obligations of the Parent and of the Company.  Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires the Merger Sub to take any action, such requirements shall be deemed to include an undertaking on the part of the Parent to cause the Merger Sub to take such action.

Section 8.14                                Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.15                                Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.16                                Further Assurances.  Each party will execute such further documents and instruments and take such further actions as may reasonably be requested by any other party in order to consummate the Transaction in accordance with the terms hereof.

Section 8.17                                Definitions.  References in this Agreement to “Subsidiaries” of any party shall mean any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner on the date hereof (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).  References in this Agreement (except as specifically otherwise defined) to “affiliates” shall mean, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.  References in this Agreement (except as specifically otherwise defined) to “person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.  As used in this Agreement, “knowledge” means (i) with respect to Parent, the actual knowledge of the persons listed in Section 8.17 of the Parent Disclosure Schedule and (ii) with respect to the Company, the actual knowledge of the persons listed in Section 8.17 of the Company Disclosure Schedule.  As used in this Agreement, “business day” shall mean any day other than a Saturday, Sunday or other day on which the banks in New York are authorized by law or executive order to be closed.  References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder.  Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

DPL INC.

By:	/s/ Paul M. Barbas
Name: Paul M. Barbas
Title: President and Chief Executive Officer

THE AES CORPORATION

By:	/s/ Edward Hall, III
Name: Edward Hall, III
Title: Executive Vice President

DOLPHIN SUB, INC.

By:	/s/ Edward Hall, III
Name: Edward Hall, III
Title: President

[Signature Page to Merger Agreement]